                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                AMENDMENT NO. 2

                                      TO

                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934
--------------------------------------------------------------------------------


                              PCSupport.com, Inc.

                (Name of Small Business Issuer in its Charter)
--------------------------------------------------------------------------------
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         Nevada                                                                98-0211769
(State or other jurisdiction of incorporation or organization)      (I.R.S. Employer Identification No.)
--------------------------------------------------------------------------------------------------------

         Suite 280, 4400 Dominion Street, Burnaby, British Columbia, Canada V5G 4G3
(Address of Principal Executive Offices)                                                      (Zip Code)
--------------------------------------------------------------------------------------------------------
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                   Issuer's Telephone Number: (604) 419-4490
--------------------------------------------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
                                (Title of Class)
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                               TABLE OF CONTENTS

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
                                                                                                    Page
                                                                                                    ----
PART I.............................................................................................   1
   ITEM 1. DESCRIPTION OF BUSINESS.................................................................   1
           a.  Business Development................................................................   1
           b.  Business of the Company.............................................................   2
                   Principal Products and Services and their Markets...............................   2
                       Market Overview.............................................................   2
                       Market Segmentation.........................................................   4
                   Products and Services...........................................................   4
                       PC Support Center...........................................................   5
                       Global Replace..............................................................   8
                       PowerBAK Replace............................................................   9
                       Phoenix Program.............................................................   9
                   Distribution Methods of Services................................................  10
                       Hardware Vendors............................................................  10
                       Resellers...................................................................  10
                       Internet Portals............................................................  11
                       StorageTek..................................................................  11
                       Direct Sales................................................................  11
                       Web Promotion...............................................................  11
                   Competitive Business Conditions and the Company's
                   Competitive Position............................................................  11
                       PC Support Center...........................................................  11
                       Online Backup Providers.....................................................  12
                       Hardware Replacement........................................................  13
                       Phoenix.....................................................................  13
                   Sources of Materials............................................................  14
                   Patents, Trademarks, Licenses, Franchises,
                   Concessions, Royalty Agreements, or Labor
                   Contracts.......................................................................  14
                   Regulation......................................................................  14
                   Research and Development........................................................  15
                   Employees and Contractors.......................................................  15
           c.  Risk Factors........................................................................  15
                       Limited Operating History...................................................  15
                       New and Unproven Business Model.............................................  15
                       History of Operating Losses and Anticipated
                       Losses and Negative Cash Flow for the
                       Foreseeable Future..........................................................  16
                       Immediate Need for Additional Capital.......................................  16
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

                               TABLE OF CONTENTS
                                  (continued)

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

                                                                                                  Page
                                                                                                  ----
               The Company's Debt Financing May Not Be
               Fully Available to the Company and Is Secured
               by the Company's Assets............................................................  17
               The Company's Web Site Will Need to Be
               Continually Enhanced...............................................................  17
               Reliance on Agreement with StorageTek..............................................  17
               Dependence on Other Outside Agents and
               Distributors.......................................................................  18
               Control of Rapid Growth............................................................  18
               Dependence on Key Personnel and Need for
               Additional Personnel...............................................................  18
               The Market is Highly Competitive and the
               Company May Not Be Able to Compete
               Successfully Against Its Current and Future
               Competitors........................................................................  19
               Brand Recognition..................................................................  19
               Technological Change...............................................................  19
               Intellectual Property Protection...................................................  20
               System Disruptions.................................................................  21
               Failure of Online Security Measures................................................  21
               Development and Maintenance of the Internet
               and the Availability of Increased Bandwidth to
               Users..............................................................................  22
               The Company May Need to Change the Manner
               in Which it Conducts its Business if
               Government Regulation Increases or Changes.........................................  22
               Operating Results May Prove Unpredictable,
               and May Fluctuate Significantly....................................................  23
               Common Stock Price May Be Volatile.................................................  23
               Limited Market for the Common Stock................................................  24
               Substantial Sales of Common Stock Could
               Cause Stock Price to Fall..........................................................  24
               No Dividends.......................................................................  24
               The Common Stock May Be Deemed "Penny
               Stock" and Therefore Subject to Special
               Requirements.......................................................................  25
               Executive Officers, Directors and Major
               Stockholders Exercise Significant Control..........................................  25
               Exchange Rate Risk.................................................................  25
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                                      ii

                               TABLE OF CONTENTS
                                  (continued)

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
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                                                                                                     ----
   ITEM 2. PLAN OF OPERATION.......................................................................    26
           a.  Current Services....................................................................    26
           b.  Cash Flow Requirements..............................................................    26
           c.  Sales and Marketing.................................................................    27
           d.  Research and Development............................................................    28
           e.  Operations..........................................................................    28
           f.  Employees...........................................................................    28
           g.  Year 2000 Compliance................................................................    29

   ITEM 3. DESCRIPTION OF PROPERTY.................................................................    29
           a.  Principal Business Facilities.......................................................    29
           b.  Investment Policies.................................................................    29

   ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..........................    29
           a.  Security Ownership of Certain Beneficial Owners.....................................    29
           b.  Changes in Control..................................................................    31

   ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS............................    31
           a.  Directors and Executive Officers....................................................    31
           b.  Significant Employees...............................................................    32
           c.  Family Relationships................................................................    32

   ITEM 6. EXECUTIVE COMPENSATION..................................................................    32
           a.  Persons Covered.....................................................................    32
           b.  Compensation of Directors...........................................................    33
           c.  Stock Option Plan...................................................................    33
           d.  Options Granted After Most Recently Completed Fiscal Year...........................    34
           e.  Employment Contracts................................................................    34

   ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..........................................    35
           a.  Relationship Between the Company and Certain Directors and Officers.................    35
                   Management Contracts............................................................    35
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                                      iii
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                               TABLE OF CONTENTS
                                  (continued)

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
                                                                                                     Page
                                                                                                     ----
                   Private Placement of Common Shares...............................................  35
                   Stock Pooling and Escrow Agreement...............................................  36
           b.  Transactions Involving Promoters of the Company......................................  37

   ITEM 8. DESCRIPTION OF SECURITIES................................................................  37

PART II.............................................................................................  38
   ITEM 1. MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.............................  38
           a.  Market Information...................................................................  38
           b.  Holders..............................................................................  39
           c.  Dividends............................................................................  39

   ITEM 2. LEGAL PROCEEDINGS........................................................................  39

   ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.....  39

   ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES..................................................  39

   ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS................................................  41

PART F/S FINANCIAL..................................................................................  43

PART III............................................................................................  67
   ITEM 1. INDEX TO EXHIBITS........................................................................  67

                                    PART I

     All statements, other than statements of historical fact, included in this Form 10-SB, including without limitation the statements under "Description of Business" and "Plan of Operation," involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of PCSupport.com, Inc. (the "Company"), to be materially different from any future results, performance or achievements expressed or implied by such statements contained in this Form 10-SB. Such potential risks and uncertainties include, without limitation, competition, economic conditions, availability of capital, and other risk factors detailed under "Risk Factors" and elsewhere herein. All statements are made as of the date of this Form 10-SB and the Company assumes no obligation to update these statements, except as required by law. Therefore, readers are cautioned not to place undue reliance on these statements.

       Unless otherwise indicated, all dollar amounts are expressed in U.S. currency values.

ITEM 1.  DESCRIPTION OF BUSINESS

   a.  Business Development
       --------------------

       PCSupport.com, Inc. (the "Company") is a development stage corporation formed under the laws of the State of Nevada on June 23, 1999 pursuant to the merger (the "Merger") of PCSupport.com ("PCS") and Reconnaissance Technologies Inc. ("RTI"). PCS was the resulting entity from a prior merger of PCSupport.com and Mex Trans Seafood Consulting Inc. ("Mex Trans"). Mex Trans was incorporated in the State of Texas on February 13, 1989 under the name "Mutual Produce, Inc." and later changed its name to "Mex Trans Seafood Consulting, Inc."

       RTI was incorporated in British Columbia, Canada, on December 10, 1997 for the purpose of engaging in the development and provision of notebook computer support services to end users through the Internet. Prior to the Merger, PCS (and its predecessor, Mex Trans) did not have any active business and had only nominal assets and liabilities and was seeking to acquire a new business. In early 1999 RTI was seeking further capital to develop its business and to merge with a public entity to provide liquidity for its shareholders. Management of RTI and PCS began discussions for a merger of the two companies in March 1999. In anticipation of the Merger, Mex Trans merged on April 7, 1999 with PCS, a Nevada corporation incorporated on that date solely for the purpose of transferring the corporate jurisdiction of Mex Trans to Nevada. In April 1999, in anticipation of the Merger, PCS completed a private placement of its common shares that generated gross proceeds of approximately $950,000. The shares to be issued in and proceeds from this private placement were placed in escrow and released upon completion of the Merger. See "Recent Sales of Unregistered Securities" below.

       RTI and PCS entered into a formal merger agreement on May 5, 1999, and the following transactions were carried out to complete the Merger:

       1.   Each of RTI and PCS obtained shareholder approval for the Merger;

       2. PCS underwent a reverse split of its common stock on a 15 old shares for one new share basis;

       3. RTI transferred its governing corporate jurisdiction from British Columbia to Wyoming; and

       4.   RTI merged with PCS.

     In the Merger, each shareholder of RTI received one share of the Company's common stock (the "Common Stock") for each five shares of RTI held. Each shareholder of PCS received one share of Common Stock for each share of PCS held. Each holder of outstanding warrants of RTI received one warrant of the Company for each five warrants of RTI held. (See "Market Price for Common Equity and Other Shareholder Matters" below for a description of outstanding warrants.)

       The Company has a wholly-owned subsidiary, Reconnaissance International Ltd., a British Virgin Islands company, the only asset of which is a licensing agreement with StorageTek, as described below under "Products and Services - Global Replace." The subsidiary has no other assets or liabilities.

   b.  Business of the Company
       -----------------------

       Principal Products and Services and their Markets

           Market Overview

       Personal computers ("PCs"), both desktop and laptop or notebook types, suffer from a wide variety of technical problems that occasionally impair their performance, causing lost productivity and frustration for end-users. For example:

           . PC hardware, software, drivers, and operating systems (and their interaction) have become more complex, and this is causing an increasing number of problems./1/ As a result, computer crashes can occur, resulting in lost data and unscheduled downtime.

           . Software publishers continually issue bug fixes. For example, Microsoft Corp. has released two large Service Packs to correct errors in the Windows 98 operating system. End-users, however, are typically not aware of, nor do they know how to find, bug fixes on the Internet and install them on their PCs.

           . Over time, PC hard drives become cluttered with temporary files, missing drivers for applications and hardware peripherals. The registry, which acts as the "table of contents" for the PC can also become cluttered and disorganized. The hard drive becomes fragmented from normal use. Consequently, over time, the PC performs more slowly, and is subject to crashes. Often, the end-user is not aware that he or she has a problem. In response, the Windows 95/98/NT operating systems provide a utility for users to de-fragment their hard drives.

           . PCs are often subject to configuration problems, in which the various software, hardware and operating systems cannot communicate with each other./2/

           . PCs are continuously vulnerable to the advent of new viruses which are designed to impair their operation or destroy the user's data./3/


------------------------------

/1/  E Support Portals: An Overview, 1999, Motive Communications, Page 2,
     ------------------------------
Overview of the Problem and Solutions.

/2/  E Support Portals: An Overview, 1999, Motive Communications, Page 4.
     ------------------------------

/3/  The History of Computer Viruses, 1998, Ken Dunhan,
     -------------------------------
http://antivirus.about.com/compute/antivirus/library/weekly/aa073198.htm, Full
------------------------------------------------------------------------
Article; and Preparing for the New Millennium, 1999, Ken Dunham,
             --------------------------------
http://antivirus.about.com/compute/antivirus/library/weekly/mcurrent.htm, Full
------------------------------------------------------------------------
Article.

           . Frequently, the dialer program that end-users invoke to access the Internet using a dial-up connection becomes corrupted, preventing them from logging on./4/

     When PCs crash or are lost through theft or physical damage, frequently some or all of the end-user's data can be lost, which is a catastrophic event for those end-users who depend upon their PCs for their employment or home use. Important files on PCs in a large office are often backed up to a central server. PCs in small to medium enterprises ("SME") or small office / home office ("SOHO") must rely on the end-users to use zip drives, tape drives or online backup procedures to protect their data. Generally, only the important files that the end-user selects are saved; not the entire contents of the end-user's system. All of these systems rely on the end-user to remember to select the correct files and to backup his or her data, which is bothersome and, therefore, frequently not done./5/ Until recently, there was no good system to allow an end-user to automatically backup their entire system. Consequently, there is a risk among individual and corporate PC end-users of the irretrievable loss of valuable data in the event of a crash or total loss of the PC.

     With respect to the technical problems described above, until recently, the end-user had only a few inefficient and costly options to obtain technical support. End-users in a large corporation typically have skilled technicians employed in a management information systems ("MIS") group to assist them, but SME, SOHO and home end-users have to rely on themselves. Hardware manufacturers and software publishers (collectively, "vendors") provide access to libraries of support information over the Internet, but these data bases are typically voluminous and hard for the end-user to navigate. Alternatively, the end-user can phone one of the many help desks operated by these vendors, but the process is often time-consuming and frustrating for the end-user and very expensive for the vendor./6/

     End-users can also purchase utilities from a local software retailer, such as a disk maintenance package. Finally, the end-user can either bring his PC into a depot repair facility or call a local PC service company to send a technician to the end-user's place to repair the problem. Both of these latter options are expensive,/7/ and can result in several days of lost productivity for the end-user.

     In sum, the traditional options for the solution of technical problems for PCs are inefficient and expensive, both for the PC end-user and the vendor supplying the technology. The result is a high level of dissatisfaction among end-users with the reliability and ease of use of personal computers, and increasing costs of support among vendors.

     The growing popularity of the Internet provides new options to significantly improve the levels of satisfaction among end-users and to lower the costs of support among vendors. During 1998 and 1999, many companies began to offer solutions to PC support problems over the Internet. As described below under "Competitive Business Conditions and the Company's Competitive Position," several companies offered point solutions to a narrow range of problems, including but not limited to the following:

           .    Online backup for files which the user selects.

           . Online virus scans and download and update of virus solution libraries.



----------------------

/4/  E Support Portals: An Overview, 1999. Motive Communications, Page 4.
     ------------------------------

/5/  PowerBAK: Server for Data Protection, 1999, StorageTek, Page 1.
     ------------------------------------

/6/  Emerging Technology (Two Part Series: Reaching Out for Help and Computer,
     -------------------                   ---------------------     --------
Heal Thyself), Alan S. Kay, CIO Magazine October 1 and 15, 1999; and Good Help,
------------                                                         ---------
Jeff Rumburg, Meta View 1998, Figure 1, Help Desk Barometer.

/7/  Home PC Support: Why Users Do Not See the Value, Theresa Whitney, The
     -----------------------------------------------
Gartner Group 1999, Page 10, Table 1.

           . Knowledgebases of solutions to technical problems, many with natural-language search engines to allow easier access to end-users.

           .    Email and online chat access to technicians.

           .    Online updates for drivers and software bug fixes.

     A support portal is a destination on the World Wide Web dedicated to providing technical support services for PC end-users. In 1999, the first of the support portals were introduced, with the Company and several other companies, including McAfee.com and a partnership between support.com and Excite@Home, among those launching support portals. The largest PC manufacturers, including IBM, Dell, HP, Toshiba, Gateway and Micron, indicated their intention to develop and introduce support portals within the coming year. In general, these support portals aggregate a number of point solutions to solve a broad range of PC technical problems.

     The Company has developed and implemented, and continues to improve upon, a suite of services to address the technical needs of PC users described above.


                Market Segmentation

     PC users can be segmented into three categories. Users in large corporations typically have MIS departments from which to access technical help. The MIS group sometimes provides a backup system. For their mobile workers using notebooks, the corporation often maintains an inventory of loaner units, configured with a standard image, to replace broken units in an emergency. Restoring the user's data and settings, however, can take many hours over several days. Even with this level of support, there is significant loss of productivity from broken, stolen, or poorly performing notebooks.

     SME PC users have all of the same technical problems, yet generally do not have an MIS department for support.

     The third segment, SOHO or individual users, are often completely on their own.

     The Company is marketing to these three segments.

     Products and Services

     The Company's first service offerings were Global Replace and Phoenix. Global Replace is an Internet-based online backup program combined with a hardware replacement option. The backup portion is applicable to both desktop and notebook users. The hardware replacement portion is only available for notebook users. Phoenix provides a user purchasing a new notebook with the full image, including all data, applications, preferences, and settings, pre-loaded onto the new machine.

     More recently, the Company's primary service offering has been a Web-based support portal called the PC Support Center. The PC Support Center aggregates a number of preventive maintenance and online support services designed to prevent, ameliorate or solve PC technical problems.

     As described below, the Company offers Global Replace and the PC Support Center directly to PC end-users through it own Web site at www.pcsupport.com. The Company also customizes private-labeled versions of Global Replace and the PC Support Center for other companies who wish to provide Global Replace's or the PC Support Center's services to their customers under their own brand names. Phoenix cannot currently be ordered over the Company's Web site.

     Retail prices for all services described herein may be adjusted frequently in consideration of competitive forces. There can be no assurance that pricing at any commercially viable level will be sufficient to allow the Company to earn a profit.

     PC Support Center

     The Company has developed the PC Support Center for all PC users to provide a service which will react to technical problems and pro-actively maintain the user's computer to prevent problems from occurring. The PC Support Center aggregates various technical solutions, such as updating operating systems software, applications software and drivers, and disk maintenance. Upon a user visiting the site and becoming a subscriber, the PC Support Center will, at the subscriber's option, automatically scan the user's computer at each visit to the site to maintain an up-to-date personal profile of the user's hardware, peripherals, software applications and settings. The PC Support Center software will, also at the user's option, automatically diagnose and maintain the hard drive and advise the user of software updates that are pertinent to the user's configuration. Such updates will be performed automatically at the user's request. The PC Support Center also includes a technical support forum where subscribers can ask and have answered technical support questions. As a premium chargeable service, the PC Support Center provides subscribers with the opportunity to purchase from third parties related support products and major software upgrades online. The PC Support Center also offers the Backup Center, from which users can download and install the Company's Global Replace backup software described below.

     The first version of the PC Support Center was launched on the Company's Web site, www.pcsupport.com, in October 1999. The Company has since added additional functionality to the PC Support Center, including Live Assist, by which a subscriber can engage a skilled technician in an online chat session to diagnose and solve technical problems. The subscriber can also allow the technician to take control of the subscriber's PC in order to solve problems directly online.

     The Company intends to add new functions to the PC Support Center during calendar year 2000, including virus scan, telephone support and technician dispatch. The Company also plans for future versions of the PC Support Center to regularly advise subscribers via email to return to the Company's Web site to maintain their PCs. See below under "Plan of Operation - Research and Development." These maintenance and upgrade services will simplify support for the user because of regular reminders and automatic maintenance.

     A person becomes a subscriber to the PC Support Center simply by registering on the Company's Web site. Currently, there is no charge to become a subscriber and the Company offers most of the PC Support Center's services for free to subscribers. The Company plans to offer additional services for a charge, such as telephone support and technician dispatch. The Company may, in the future, charge for subscriptions and alter the mix of free and chargeable services.

     In June 1999, the Company contracted with Communicate.com, Inc., a strategic Internet solutions development company based in Vancouver, British Columbia, to prepare the Company's Web site for the launch on the site of the first version of the PC Support Center. The Company incurred costs of approximately $250,000 under this agreement. All of the work prepared for the Company's Web site by Communicate.com, Inc. is the property of the Company.


     The Company expects to incur additional costs of between $400,000 and $600,000 over the next six months in order to develop and implement additional functions for the PC Support Center, which are expected to include the enhancements described below under "Plan of Operation - Research and Development." Of this amount, approximately 75% represents costs expected to be incurred internally by the Company, with the balance representing amounts expected to be paid to third-party contractors.

     It is the Company's intent to market the PC Support Center to all three market segments through strategic partnerships with hardware manufacturers and distributors. The intent is that computers will be shipped from the manufacturers with a "PC Support Center" icon on the desktop. Once the customer is connected to the Internet, the customer is prompted to click on the icon, which then takes him to the PC Support Center. At the site the benefits are explained and users are encouraged to become subscribers. They are then taken through a personal profile set up procedure that activates the features of the PC Support Center. The key fundamental technology features, the dynamics of the site, as well as the email notifications that are sent to update the customer on product information, drivers, viruses and industry news are intended to keep the user returning regularly to the site.

     In October 1999, the Company entered into a letter of intent with Go Figure Technology, Inc. ("Go Figure") in which the Company agreed to provide a customized version of the PC Support Center for customers in the Go Figure network (which include Internet service providers and PC retailers) in exchange for an upfront payment with each computer shipped incorporating an icon linking the PC to the customized PC Support Center. In January 2000, the Company and Go Figure entered into a definitive one-year Services Agreement in which Go Figure has agreed to use commercially reasonable efforts to secure contracts with third parties that will in the aggregate forecast delivery during calendar year 2000 of at least one million PCs that will provide access to customized versions of the PC Support Center. The agreement between the Company and Go Figure provides that, upon the negotiation by Go Figure of a proposed third party contract, the Company and Go Figure will negotiate in good faith to complete a supplemental agreement with respect to such third party contract which provides for service fees payable by Go Figure to the Company for each PC incorporating an icon linking the PC to a customized version of the PC Support Center delivered to or at the direction of the third party. Go Figure has also agreed that it will not during the one-year term of the agreement directly or indirectly offer services similar to or competitive with the PC Support Center's services. Go Figure has informed the Company that it is actively discussing potential contracts with several third parties, although there can be no assurance that Go Figure will be able to consummate any contracts with third parties or that any third party will elect to incorporate the PC Support Center icon into PCs that it delivers to such third party's customers.

     In addition to agreements with resellers such as Go Figure, the Company intends to offer partnerships in the PC Support Center to other companies that provide technical support to PC users. The Company believes that the partners will benefit from better support to their customers as follows:

               (i)  Improved Customer Relationship

     By providing a customized, comprehensive, and easy-to-use site at which users' computers can be easily maintained, and where many problems in using applications can be more easily solved, fewer problems are likely to occur, and will be more easily solved. Customers will become more productive in the use of their computers. Customers will become more likely to recommend the Company to others and to purchase additional products and services from the vendor.

               (ii)  Reduced Costs

     Since many support problems will now be solved through the PC Support Center, providers will significantly reduce their internal support costs.

              (iii)  Tech Support Center Becomes More Productive

     The PC Support Center will reduce the involvement of trained technicians in solving many problems, and reduce the time required to solve problems when their help is required. The technicians will become more productive.

              (iv) Comprehensive Database of Customer Profiles for Marketing Purposes

     The PC Support Center will continuously update a database on the subscribers. This provides an opportunity to research market trends and future product features.

     The Company currently offers as many services as possible to the subscribers for free, as this reflects the current competitive environment in Internet commerce and services. The Company intends to earn revenues in any or all of the following ways:

              (i)    Commissioning Fees

     The Company may private-label the PC Support Center for its partners so that the partners can offer the services under the partners' own brand names. The Company will charge a commissioning fee for such customization.

              (ii)   Bundling Fees

     The Company will negotiate with its hardware vendor partners to include an icon for the PC Support Center on the desktops of all computers shipped. The Company intends to earn a bundling fee from each unit shipped.

              (iii)  Subscription Fees

     In lieu of a bundling fee, the Company may negotiate with its hardware vendor partners and other original equipment manufacturer ("OEM") partners who integrate PCs, Internet access and other related services with the PC Support Center, a monthly fee for providing the PC Support Center to each end-user to whom a PC is shipped.

              (iv)   Premium Services

     Many premium services, such as purchase of related support products and major software upgrades from third party vendors, and telephone support for problems in using applications software, will be available for a fee, which the Company may share with its partners.

              (v)    Advertising

     The PC Support Center may host advertisements from which the Company will earn fees.

              (vi)   Sale of Summary Demographics

     The PC Support Center will continuously update a data base on its subscribers documenting many aspects of their computer usage characteristics and personal demographics. The Company intends to earn revenue from the sale of summary demographic data that it generates.

     As the Company has only negotiated one reseller agreement with respect to the PC Support Center (the agreement with Go Figure described above) and has not generated any revenue from the PC Support Center, there can be no assurance that the Company will be able to negotiate any agreements that will generate profits for the Company. Failure to successfully negotiate such agreements will have a material adverse impact on the Company's business.

     Global Replace

     To provide online backup, in June 1998 the Company's wholly-owned subsidiary entered into a service supply agreement with StorageTek Canada Inc., a wholly owned subsidiary of Storage Technology Corp. (collectively "StorageTek") of Louisville, Colorado. In March 1999, StorageTek launched PowerBAK, a secure online data service, to its U.S. and Canadian customer base. StorageTek intends to penetrate the growing market for support of mobile workers within its existing corporate client base. Under the terms of the service supply agreement, StorageTek has licensed the Company to sell run-time licenses of the PowerBAK software under its own brand, Global Replace. Subscribers automatically and transparently connect to StorageTek's data center online to backup their hard drive. In addition, StorageTek has given the Company an exclusive opportunity to develop a hardware replacement business tied to StorageTek's online backup service. StorageTek has agreed not to enter the replacement business itself, nor to enter into a similar agreement with any other company for the two-year term of the contract with the Company. The Company has been negotiating with StorageTek to extend its contract for an additional two-year term. StorageTek has verbally assured the Company that StorageTek intends to agree to the extension, although there can be no assurance that the Company will be able to secure an extension on terms acceptable to the Company.

     Combining the PowerBAK backup service with a hardware replacement option, the Company has introduced its own service, Global Replace.

              (i)   Global Replace Suite

     Global Replace is a full-service data protection program. Using StorageTek's online backup technology, Global Replace allows users to backup their full image - operating systems, applications, data, preferences and settings to a secure data center. The Global Replace software is a branded version of StorageTek's PowerBAK software. After connecting the PC user to a StorageTek data center, the software examines every file on the user's system and compares them to the data base of files in StorageTek's data center. Every user file that is either not already stored in a StorageTek data center, or has changed since the last backup, is queued for backup. In performing backup, new files, and the segments of files that have changed, are sent online over the Internet, in compressed and encrypted form, to the StorageTek data center, where the files or file segments are stored.

     Global Replace allows PC users to restore data either online or through a CD, and also provides, for notebook users, hardware restoration in the event that the entire notebook is unusable. To restore a small number of files or directories online, the Global Replace software connects users to the StorageTek data center online, where users enter a password. The software then restores the file or files online to the user's hard drive.

     If a PC user suffers a significant or total loss of data, the user may need to restore his or her full image onto his or her hard drive. In such event, the user contacts the Company's help desk and requests a CD restoration. The Company then loads the user's full image onto a set of CDs which the Company then sends by overnight courier to the user. The user then follows a simple set of instructions to load the full image from the CDs onto his or her hard drive.


     If a notebook customer suffers a total failure or loss of use (including theft), he calls the Company's help desk. The user's full image is restored to a temporary replacement notebook at the Company's operations center. After the Company receives a security deposit, the fully functional replacement notebook is shipped to the user using an overnight courier company. This notebook is loaned to the user for up to 10 business days while the original notebook is being repaired or replaced by the user.

     The Company launched the Global Replace service in the second calendar quarter of 1999 but has not yet generated significant orders for this service. Global Replace comes in two different packages to suit individual needs.

              (ii)  Global Replace - Basic

     This basic package includes only the backup software. It is applicable to both desktop and notebook users. Users pay for the amount of data stored, as follows:

Backup Volume:                     Monthly Retail Prices:
Less than 25 MB total storage      free
     Less than 100 MB              $ 7.95
     Less than 200 MB              $12.95
     Less than 300 MB              $17.95
     Unlimited / Full Image        $19.95

     A discount of approximately 15% is available to users who pay for 12 month's service in advance.

     The package includes free online data restoration for both desktop and notebook PCs. Full image restoration is available from CD-ROM for desktop or notebook users and from a replacement notebook for notebook users only, in either case on a per-incident fee, as described above under "Global Replace Suite."

              (iii)    Global Replace - Premium

     The Premium service, available only to notebook users, is available at an introductory monthly rate of $44.95 and includes, in addition to the services provided in the basic package, free hardware restoration with a loaned notebook, regardless of the number of times a replacement notebook is loaned to the user, within reason.

         PowerBAK Replace

     Under the terms of a verbal licensing agreement between the Company and StorageTek, StorageTek's PowerBak Replace incorporates the Global Replace - Premium package. All of the fees received by StorageTek for the PowerBak Replace service will be paid to the Company, less a 25% commission. The Company will provide all of the hardware replacement services to the customers who purchase the PowerBAK services.

     It is the Company's understanding that StorageTek has begun to market the Global Replace replacement option as part of its PowerBAK service, but, to the Company's knowledge, has not generated any sales to date. StorageTek currently has no obligation to market Global Replace. The Company and StorageTek are negotiating a reseller agreement under which StorageTek would agree to market Global Replace, but there can be no assurance that such an agreement will be reached.

         Phoenix Program

     The need for increased hard drive space and faster microprocessors means notebook users need to replace their machines frequently as the technology improves. Upgrading to a new machine can be problematic. Users are required to identify all of their data and programs. Common operating systems, such as Windows 95, 98 and NT usually come installed in the new machine, but software applications must be re-installed from disks or CDs. In addition, it is becoming more common for software to be downloaded from the Internet. These files are numerous and often unrecognizable to the average user. Finding and transferring them from one machine to another is often troublesome and time-consuming.

     Given the complexities involved in upgrading, the Company believes many users delay the upgrade to a new machine as long as possible. The Phoenix Program is intended to alleviate the problems involved with upgrading to a new notebook. With the Phoenix Program, the user purchases the new notebook and ships it to the Company. Once the new notebook is delivered to the Company, and the user has completed a full image backup using the Global Replace software, the Company loads the user's full image onto the new notebook, and delivers it to the user.

     The Company launched the Phoenix service in the third calendar quarter of 1999 but has not yet generated any orders for this service. The Phoenix service is initially being provided at $299, FOB plant.

     Distribution Methods of Services

     The Company intends to employ a distribution strategy that targets the corporate user, the SME users, and the SOHO users, with the goal of positioning itself as the leading provider of online computer technical support services.

     The Company intends to employ the following methods to distribute its suite of services:

          Hardware Vendors

     The Company is negotiating with several large personal computer manufacturers to bundle the Company's services with the sale of hardware. The Company intends to expand its sales activities to offer Global Replace, Phoenix, and the PC Support Center to additional hardware vendors. There can be no assurance that any agreements will be reached with any hardware manufacturer.


          Resellers

     There are several large international resellers and systems integrators of computer services whose market focus is large corporations. Each has long-standing relationships with its current client base and is constantly looking for new products and services. The primary Company products of interest to resellers are the PC Support Center and Global Replace.

     In April 1999, the Company entered into a two-year agreement with one such systems integrator, Unisys of Canada Inc. ("Unisys"), an international computer service company. Pursuant to the terms of this agreement, Unisys is marketing the Global Replace Suite under its own brand name to Unisys's corporate customers. Unisys has agreed to pay the Company a fee equal to 75% of the Company's suggested list price for the Global Replace services, and has also agreed to use the Company exclusively for the provision of such services. To date, Unisys has secured one customer for the Company, representing approximately $500 per month in revenue for an unspecified term. Under this agreement, Unisys is not obligated to secure any particular number of customers or generate any revenues for the Company, on a best efforts basis or otherwise, and it is therefore uncertain whether Unisys will secure additional customers or revenues for the Company.

     In January 2000, the Company and Go Figure entered into a one-year Services Agreement, as described under "Products and Services - PC Support Center."

     The Company intends to expand its marketing activities to include other large international resellers. There can be no assurance that any further agreements will be reached with any resellers.

          Internet Portals

     Internet portals provide information online to a targeted demographic audience, such as the mobile notebook user. The Company is currently negotiating an agreement with one such portal to provide its PC Support Center services to the portal's subscribers. There can be no assurance that any agreements will be reached with any Internet portal.

          StorageTek

     The Company has reached an agreement with StorageTek whereby StorageTek will integrate the Company's hardware replacement service into the PowerBAK online backup service. StorageTek has branded the replacement service, PowerBAK Replace, and will provide it as a standard option through its existing sales channels.

          Direct Sales

     The Company has begun to develop a small direct sales force to market its services directly to a small number of companies in the United States and Canada. As of December 31, 1999, two sales people had been hired and now have begun selling directly to companies, supplemented by the efforts of the Company's senior management.

          Web Promotion

     Global Replace is available for purchase on the PC Support Center Web page. Within the next 12 months the Company also expects to make Phoenix available on the PC Support Center Web page. The Company will also promote its services over the Web on other companies' Web sites.

     Competitive Business Conditions and the Company's Competitive Position

     The Company is a development stage company with no history of earnings. While the Company believes that some of its services are unique, there are no substantial barriers to entering into the field of PC services, and the Company expects competition to intensify. Competitors may be able to provide services similar to the Company's services more efficiently, and many of the Company's potential competitors have substantially greater financial, marketing, service, customer support and research and development resources than the Company. There can be no assurance that the Company will be able to develop a market for any of its services against these competitors.

          PC Support Center

     There are many sellers of separate computer support and service components. The Company is the first to integrate several support technologies and implement a pro-active service such as the PC Support Center which is independent of any vendor of PCs or software. Macafee.com and Symantec (Norton Web Services) previously had introduced support portals, but such competitive portals are closely tied to the software products marketed by those companies. However, Service911 has recently launched a support portal offering a range of online support services that will directly compete with the Company, and all.com has announced its intention to launch a similar portal. The Company believes that Support.com, in partnership with either or both of Excite@Home and Sykes Enterprises, a major telephone call center operator, also intends to launch a support portal in the near future. Sykes recently purchased AnswerExpress, an online support knowledgebase, from Intel, possibly signaling Sykes' intention to provide online support services which may compete with the Company's.

     Competition also exists from firms that are selling the individual features that will be aggregated to form the PC Support Center. These companies include support software manufacturers, utility providers, and hardware vendors.

     Support software and services, which will likely be the most significant component of the PC Support Center, are sold in competition with a number of companies producing support software that feature extensive knowledge bases and remote diagnoses and fixes. The prominent competitors in this group include Motive Communications, Computer Support Technologies, and Support.com. Other firms include Aveo Inc., Full Circle Software, and INFACT Technologies.

     Companies that develop and maintain support knowledge bases include ServiceWare and KnowledgeBroker.

     Significant competition is expected from utilities manufacturers and distributors. The PC Support Center will include diagnostic, automatic upgrades and driver updates, disk maintenance, and virus protection software, segments which are already well-served in the computer services marketplace. Competitors are found in established brands such as Macafee.com, which has purchased Oil Change from Cybermedia, Symantec's Norton Web, ZDNet, and Catch*Up[TM] from Manageable Software.

     Further competition will come from Internet sites offering free software downloads. Websites such as SoftSeek, ZDNet, and Ziff-Davis continually obtain and review the latest shareware, publish rankings, and provide free copies for anyone to use.

     The technical support forum part of the PC Support Center will encounter competition from companies providing online support tips such as Roadnews, Ojatex, TipWorld, Hardware Central, Experts Exchange, and Newbie-U.

     Hardware and software vendors are also potential competitors. Notebook computer manufacturers such as Compaq and IBM already bundle support services with their product, as do other large firms in the industry such as Intel and Microsoft. Computer manufacturers, including Compaq, Dell, Micron, Hewlett Packard, Toshiba and Gateway, also have announced their intention to launch support portals which could compete with the Company in the future.

     In the future, the Company intends to add technical helpdesk support to the PC Support Center. There are many companies offering online helpdesks including MyHelpDesk, Microsoft, PC Guide, PC Mechanic, and NoWonder. The Company also intends to offer traditional telephone support. Competitors in this area would include Sykes Enterprises, and several other companies offering traditional telephone support services.

          Online Backup Providers

     There are approximately ten established online backup software manufacturers who market their technology using a variety of channels, including direct sales, licensing to resellers, and bundling by OEMs and hardware manufacturers. The most widely used software is from @Backup, Connected Corp (Connected Online Backup), and Veritas. In 1999, Veritas completed the acquisition of Telebackup. Telebackup had previously licensed its backup software to StorageTek, which markets it under its brand-name PowerBAK. StorageTek, in turn, licensed PowerBAK to the Company, which markets it under its brand name Global Replace. Other on line backup competitors include Atrieva (FileZonePlus), NovaStor (NovaNet-Web), Safeguard (Interactive Backup), Stac (Replica), Vytalnet (VytalVault), Sterling Software, and Divya (BackOnline).

     Although each software manufacturer offers a slightly different product, most include variations of the following features: brief incremental backups after a longer initial session, DES or password encryption, data compression technologies, Explorer-type interface for file selection, automatically scheduled backup sessions, libraries of common applications on the storage server, retrieval of any version of any file, and a focus on the backup of data files only. Current trends in the industry indicate that new features will likely become standard within a short time. These include a full-image backup of the subscriber's applications and person configurations, as well as a feature that initiates and runs a backup session automatically when the user connects to the Internet.

     Currently, only Telebackup, its acquiror, Veritas, its licensee, StorageTek (and its sublicensee, PCSupport.com), and Safeguard can provide a full image backup, but other competitors are expected to introduce this important feature in the future.

     Current industry standards on the service side are a monthly fee ranging from $7 to $20 for online backup and restoration, and the opportunity to order a CD for a per-incident fee of about $25 to $40 when there is need to restore larger volumes of data.. Generally speaking, online backup is offered as a stand alone service, with no other value-added features. Certain hardware vendors (e.g. Compaq) and OEMs (e.g. Intel's AnswerExpress) also offer online backup as part of a suite of services for computer users.

     The Company believes that there are currently no other service providers who offer tiered service packages or temporary laptop replacement programs such as Global Replace.

     Most of the service providers have targeted individuals and SOHO end users. Only a few possess the scalability and storage space required for accommodating large corporate customers or offering enterprise-wide solutions. Some of the software manufacturers (e.g. Connected and Stac) produce intranet based versions that include dedicated servers and client licenses.

          Hardware Replacement

     Currently, the Company believes that there are no competitors who offer a service to replace broken notebooks with another notebook loaded with the user's full image. Computer repair companies, such as Inacom, can provide a replacement notebook while the user's notebook is being repaired, but such replacement notebook will not be loaded with the customer's image. Similarly, the hardware manufacturers themselves offer warranty programs in which a broken notebook can be replaced, but such replacement will not be loaded with the customer's image.

          Phoenix

     The Company believes that the Phoenix service is unique. The extended warranties offered by hardware vendors can be considered as partial competitors, but even though they may reload common applications before shipping the unit back to the customer, they are not able to reconstruct personal settings and configurations or data files. Regular backup is still the responsibility of the user.

     Repair services such as Inacom can repair and quickly return the notebook to its owner, but cannot install the user's data and personal settings. Notebook replacement has to be done in conjunction with online backup in order for the recovery of a full image. Accordingly, the Phoenix program carries a distinct advantage over depot and manufacturer repair services.

     The chief source of competition for the Phoenix program comes from large corporations that set up in-house solutions through network-based backups and by carrying an inventory of spare laptops. Such corporations can replace a notebook quickly with a standard set of applications, but generally are unable to reconstruct personal settings and configurations or data files.

-------------------

/8/ See, e.g., http://www.connnected.com/solutions/cob.pricing.htm and http://www.backup.com/VID101.4.1049216.0/products.pricing.htm.

     Sources of Materials

     The only significant materials which the Company requires to carry on its operations are compact disks (also known as CD's) and notebook computers. CD's are readily available from a variety of competing distributors. Notebook computers will initially be leased by the Company, and are also available from a variety of sources.

     Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts


     The Company does not hold any patents or trademarks. The Company intends to apply for certain trademarks, including "pcsupport.com," during calendar year 2000, but there can be no assurance that any such applications will be granted. The Company currently holds the following domain names: PCSUPPORT.com, GLOBALREPLACE.com, PCREPLACE.com, PDASUPPORT.com, PCSUPPORTCENTER.com, PCSUPPORTCENTER.net, PCRESTORE.com and RECON-TECH.com. The Company is also applying for certain similar domain names in jurisdictions outside North America. Domain names are obtained by applying to Network Solutions, Inc., or one of a small number of other companies competing to register domain names, and paying a fee to register each unique domain name. While the Company has registered the foregoing domain names, there can be no assurance that the Company will be able to maintain these names in the future, or register further domain names, should the Company so require. The loss of the domain names could result in confusion for the Company's customers, and a resultant loss of good will. In particular, the loss of the domain name PCSUPPORT.COM would have a material adverse impact on the Company's business.

     There can be no assurance that third parties will not bring claims of copyright, patent or trademark infringement against the Company or claim that certain of the Company's products, technology, processes or features violate the patent rights or other intellectual property rights of others. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require the Company to enter into costly royalty or licensing arrangements to enable the Company to use important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

     Regulation

     The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulation applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet or covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Such new regulations would require the Company to expend significant resources to understand and comply with such regulations, which may have a material adverse impact on the Company's business.

     The Company does not believe that current regulations governing the Internet and computer service industry will have a material effect on its current operations. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations.

    Research and Development


     From inception until June 30, 1998, for the year ended June 30, 1999, and for the fiscal quarter ended September 30, 1999, the Company and its predecessor, RTI, expended approximately $2,814, $17,646, and $225,221, respectively, on the development of its services. The Company expects to significantly increase research and development expenditures during the current fiscal year ending June 30, 2000.

     Employees and Contractors

     The Company currently has 18 full-time employees, 2 full-time contractors and 2 part-time contractors employed as follows:

                                                 Full-Time    Part-Time
                                   Employees   Contractors   Contractors
                                   ---------   -----------   -----------
     Administration                    4             1             1
     Research and Development          4             -             1
     Marketing and Sales               6             1             -
     Technical Support                 4             -             -


c.   Risk Factors
     ------------

     The Company's operations and its securities are subject to a number of risks, including those described below. If any of the following risks actually occur, the business, financial condition or operating results of the Company and the trading price or value of its securities could be materially adversely affected.

          Limited Operating History

     The Company's limited operating history makes it difficult to evaluate its current business and prospects or to accurately predict its future revenue or results of operations. The Company's revenue and income potential are unproven, and its business model is constantly evolving. Because the Internet is constantly changing, the Company may need to modify its business model to adapt to these changes. Companies in early stages of development, particularly companies in new and rapidly evolving Internet industry segments, are generally more vulnerable to risks, uncertainties, expenses and difficulties than more established companies.

          New and Unproven Business Model

     The Company's model for conducting business and generating revenue is new and unproven. The Company's success will depend primarily on its ability to generate revenue from multiple sources, including:

       .  Subscriptions for Services
       .  Sale of its Own Related Products Through its Web site
       . Commissions On the Sale of Third Parties' Related Products Through its Web site
       .  Advertising
       .  Customization Fees
       .  Sale of Summary Demographic Information

     As the market for the Company's services is new and evolving, it is difficult to predict the size of the market, its future rate of growth, if any, or the level of prices the market will pay for the

Company's services. To date, only a very limited number of persons have subscribed to the PC Support Center. The Company is not certain that its business model will be successful or that it can generate revenue growth or be profitable. There can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for the Company's services. If markets for the Company's services develop more slowly than expected or become saturated with competitors, or the Company's services do not achieve or sustain market acceptance, the Company will be unlikely to be able to successfully operate its business.

          History of Operating Losses and Anticipated Losses and Negative Cash Flow for the Foreseeable Future

     To date, the Company has incurred operating losses and negative cash flow. The Company expects its operating losses and negative cash flow to continue for the foreseeable future and to increase significantly from current levels as the Company significantly increases its expenditures for sales and marketing, content development, and technology and infrastructure development to enhance its business. With increased on-going operating expenses, the Company will need to generate significant revenue to achieve profitability. Consequently, it is possible that the Company may never achieve profitability, and even if it does achieve profitability, the Company may not sustain or increase profitability on a quarterly or annual basis in the future. If the Company does not achieve or sustain profitability in the future, the Company may be unable to continue its operations.

          Immediate Need for Additional Capital

     In November 1999, the Company secured $500,000 in debt financing from a private investor. In January 2000, the Company entered into further negotiations with this investor in which the investor agreed to convert all of the investor's outstanding debt into 350,000 shares of the Company's Common Stock plus two-year warrants to purchase an additional 240,000 shares at an exercise price of $1.40. This conversion was effected in January 2000.

     In December 1999, the Company signed an engagement letter with an investment banking firm pursuant to which this firm agreed to secure for the Company, on a best efforts basis, a revolving debt financing in an amount of between $1,000,000 and $1,200,000. In January 2000, this financing was secured for the Company in an amount of $1,000,000. Draw downs under this financing are only available to the Company upon satisfaction of certain conditions, as described below in the risk factor entitled "The Company's Debt Financing May Not Be Fully Available to the Company and Is Secured by the Company's Assets." Although the Company has sufficient working capital to sustain its current level of operations only until March 2000 without making any draw downs, it expects to satisfy all draw down conditions before such date.

     Assuming that the Company can utilize the debt financing described above, the Company believes that it will have adequate working capital to maintain its current level of operations until at least September 30, 2000. However, the Company is planning by March 2000 to hire several new employees and to begin the development and implementation of additional features of the PC Support Center. Furthermore, the Company expects to hire a significant number of additional employees and to continue the development of additional features of the PC Support Center prior to July 2000, each of which will require working capital in addition to any funding provided by the debt financing described above. The Company anticipates funding these additional working capital requirements either through the proceeds from a private placement of its Common Stock or through revenues generated from customers. The investment banking firm engaged by the Company has agreed to use its best efforts to secure for the Company an equity financing of at least $3,000,000 by June 30, 2000, which would be more than sufficient to provide the Company with the working capital necessary for the Company to proceed with its business plan through September 30, 2000. However, there can be no assurance that this financing will, in fact, occur or that revenues from customers, if any, will provide the working capital necessary for the Company to proceed with its business plan.

     The Company does not currently have any commitment from any third party to provide additional financing, and the Company may be unable to obtain financing on reasonable terms or at all. Furthermore, if the Company raises additional working capital through equity, its shareholders will experience dilution. If the Company is unable to secure additional financing when needed and its revenues are inadequate to provide the necessary working capital, the Company may be required to slow down or suspend its growth or reduce the scope of its then current level of business operations, any of which would have a material adverse effect on the Company's competitive position.

          The Company's Debt Financing May Not Be Fully Available to the Company and Is Secured by the Company's Assets

     Draw downs on the Company's $1,000,000 revolving debt financing are subject to the Company's satisfying certain conditions, including the condition that, in order for the Company to draw down any amount, the Company must have secured at least one commercial transaction through certain third parties, on terms sufficient, in the sole opinion of the lender, to allow the Company to repay the amount to be drawn down. All amounts drawn down by the Company under this financing will be secured by a first lien on substantially all of the Company's assets. This lien may adversely affect the Company's ability to obtain additional financing.

     If for any reason, including a shortfall in anticipated operating results, the Company is unable to meet its debt service obligations or comply with the covenants of this financing, the lender could elect to declare all of the Company's indebtedness under the financing immediately due and payable, including accrued and unpaid interest, and could terminate its commitments with respect to any future funding obligations. In addition, the lender could proceed against the collateral securing the Company's indebtedness, which includes, under certain circumstances, substantially all of the Company's assets.

           The Company's Web Site Will Need to Be Continually Enhanced

     Due to the constantly evolving nature of the Internet and related technologies, the Company must continuously monitor changes in PC support technologies and Internet-based support offerings with the goal of adding additional functionality in new releases of the PC Support Center. The Company's Web site will have to be updated and enhanced on a timely basis in order for the Company to compete effectively. There can be no assurance that the Company will have access to the working capital or technology necessary in order to deliver these updates and enhancements to the market on a timely basis.

          Reliance on Agreement with StorageTek

     At present, the backup portion of the Company's operations are dependent upon StorageTek, an unrelated third party. Pursuant to a service supply agreement, StorageTek provides the Company with the online backup portion of the Company's operations through access to StorageTek's existing operations and facilities. StorageTek has also agreed not to compete with the Company or to supply any direct competitor during the term of the service supply agreement. StorageTek licenses the core backup technology from another unrelated third party, Telebackup Systems Inc. ("Telebackup"). At the present time, the Company does not intend to develop or operate its own online backup service independent of StorageTek, nor does it have an agreement with another party to provide a similar service. Accordingly, the successful and continued operation of the service supply arrangement with StorageTek (which, in turn, is dependent upon the licensing agreement between StorageTek and Telebackup), including the covenant by StorageTek not to compete with the Company or supply any direct competitor, is essential to the backup portion of the Company's operations. The term of the

Company's service supply agreement with StorageTek ends in June 2000. The Company has been negotiating with StorageTek to extend its contract for an additional two-year term. StorageTek has verbally assured the Company that StorageTek intends to agree to the extension, although there can be no assurance that the Company will be able to secure an extension on terms acceptable to the Company. Any difficulties with, failure to extend, or termination of, the existing arrangements with StorageTek would materially adversely affect the Company's business, financial condition and operating results. In addition, it is uncertain what effects, if any, StorageTek's financial difficulties and restructuring plans (both of which are discussed in StorageTek's filings with the Securities and Exchange Commission) will have on the Company's business, financial condition and operating results.

          Dependence on Other Outside Agents and Distributors

     The Company's success will also depend, to a significant extent, upon the ability to develop strategic alliances and a timely and multi-channel distribution system based on independent third parties and distributors. Furthermore, the initial market penetration for the Company's products and services will depend heavily on the sales agents of third parties and the quality of their relationships with their current and future customers. There can be no assurance that such alliances will develop or that they will prove successful over the course of the Company's future operations.

          Control of Rapid Growth

     The Company expects to significantly expand operations to address potential growth in its customer bases, the breadth of its service offerings, and other opportunities. The Company expects that this expansion will strain its management, operations, systems and financial resources. To manage its recent growth and any future growth of its operations and personnel, the Company must improve and effectively utilize its existing operational, management, marketing and financial systems and successfully recruit, hire, train and manage personnel and maintain close coordination among its technical, finance, marketing, sales and production staffs. The Company will need to hire additional personnel in all areas during 2000. In addition, the Company may also need to increase the capacity of its software, hardware and telecommunications systems on short notice, and will need to manage an increasing number of complex relationships with users, strategic partners, advertisers and other third parties. The failure to manage this growth could disrupt the Company's operations and ultimately prevent the Company from generating the revenue it expects.

     The Company has not yet deployed its services on a mass basis, and has not yet tested its ability to provide its services on a mass basis. There can be no assurance that the software platforms upon which the Company's services operate will be able to handle the volume of information necessary to meet the Company's operating requirements. The failure of those software platforms to handle the necessary volume of information would seriously affect the Company's business and results of operations.

          Dependence On Key Personnel and Need For Additional Personnel

     The future success of the Company depends to a significant extent on the continued services of senior management, including Michael McLean, Steven Macbeth, David Rowat, Clifford Rowlands and Bruce McDonald. In addition, the Company believes that it is necessary to hire additional senior management employees with sales and marketing experience in order to proceed with its business plan.

     The Company has a consulting contract with a company owned by Messrs. McLean and Macbeth pursuant to which this company has agreed to make Mr. McLean available to the Company on a full-time basis. However, this consulting agreement may be terminated upon 60 days notice.

The Company has employment contracts with Messrs. Macbeth, Rowat, Rowlands and McDonald, but these contracts do not require any of them to remain with the Company for any particular period of time. The loss of any of these senior managers would likely have an adverse effect on the Company's business. Competition for personnel throughout the industry is intense and the Company may be unable to retain its current key employees or attract, integrate or retain other highly qualified employees in the future. If the Company does not succeed in attracting new personnel or retaining and motivating its current personnel, its business could be materially adversely affected.

          The Market is Highly Competitive and the Company May Not Be Able to Compete Successfully Against Its Current and Future Competitors

     The market for PC support services through the Internet is a new and highly competitive market which is subject to rapid change. The Company expects competition in the market to increase because there are few barriers to entry. The Company faces competitive pressures from numerous actual and potential competitors.

     Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of the Company's current and potential competitors have substantial competitive advantages, including:

        .  longer operating histories
        . significantly greater financial, technical and marketing resources . greater brand name recognition
        .  larger existing customer bases

     These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to develop, promote and sell their products or services. Services offered by existing and potential competitors may be perceived by users or advertisers as being superior to the Company's. In addition, increased competition could result in reduced subscriber fees, advertising rates and margins and loss of market share, any of which could harm the Company's business.

          Brand Recognition

     To attract users the Company must develop a brand identity and increase public awareness of its Web site and the services it offers. To increase brand awareness, traffic and revenue, the Company intends, to the extent it has adequate financial and other resources to do so, to substantially increase its offline and online advertising and promotional efforts. The Company's marketing activities may, however, not result in increased revenue and, even if they do, any increased revenue may not offset the expenses incurred in building brand recognition. Moreover, despite these efforts the Company may be unable to increase public awareness of its brands, which would have an adverse effect on the results of operations of the Company.

          Technological Change

     The technical features of StorageTek's PowerBak online backup software, the development of which the Company does not control, will in large part determine the speed and accuracy, and hence marketability, of the Company's online backup service. There can be no assurance that current competitors or new market entrants will not succeed in developing and introducing new or enhanced backup systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed by the Company, StorageTek or Telebackup, rendering the Company's backup service obsolete or less marketable.

     The market for Internet products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make the Company's existing or future products or services obsolete. Keeping pace with introduction of new standards and technological developments could result in significant additional costs or prove difficult or impossible. The failure to keep pace with these changes and to continue to enhance and improve the responsiveness, functionality and features of the Company's services could harm the Company's ability to attract and retain users. Among other things, the Company may need to enhance its existing services or license or develop new services or technologies.

     In addition, personal computers, operating systems software, and applications software are constantly improving. Computer manufacturers and software developers may develop more robust technologies for their products which could render the Company's services obsolete or reduce the demand for the Company's services below the level required to profitably support the Company's service.

     Accordingly, the ability of the Company to compete will be dependent on the timely enhancement of its existing products as well as the development of future products. There can be no assurance that StorageTek or Telebackup, and hence the Company, will be able to keep pace with technological developments, or that its products will not become obsolete. Technological obsolescence of the existing PowerBak technology remains a possibility, which would have a material adverse affect on the Company's operations.

          Intellectual Property Protection

     The Company may be unable to acquire or maintain Web domain names in the United States and other countries in which the Company may conduct business.
The Company currently holds various relevant domain names, including PCSUPPORT.com, GLOBALREPLACE.com, PCREPLACE.com, PDASUPPORT.com, PCSUPPORTCENTER.com, PCSUPPORTCENTER.net, PCRESTORE.com, and RECON-TECH.com. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees and is subject to change. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company could be unable to prevent third parties from acquiring or using domain names that infringe or otherwise decrease the value of its brand name and other proprietary rights.

     Also, third parties may assert trademark, copyright, patent and other types of infringement or unfair competition claims against the Company. If forced to defend against any such claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, the Company may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to the Company, or at all. If there is a successful claim of product infringement against the Company and the Company is unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could harm business.

     The Company's success will depend in part on StorageTek's and Telebackup's ability to obtain and enforce intellectual property protection for their back-up technology in the United States, Canada and other countries. In addition, the Company relies on other third parties to provide services enabling its operations. The Company could become subject to infringement actions by third parties based upon the use of intellectual property provided by third-party providers. It is also possible that the Company could become subject to infringement actions based upon the content licensed from third parties. Any such claims or disputes could subject the Company to costly litigation and the diversion of its financial resources and technical and management personnel.

     Further, if efforts to enforce the Company's intellectual property rights are unsuccessful or if claims by third parties against the Company are successful, the Company may be required to pay financial damages or alter its business practices.

     The Company relies on confidentiality, non-disclosure and non-competition arrangements with its employees, representatives and other entities engaged in joint product or business development with the Company, and expects to continue to enter into such agreements with such persons. There can be no assurance that these agreements will provide meaningful protection to the Company. There can be no assurance that other companies will not acquire and use information which the Company considers to be proprietary.

          System Disruptions

     The Company's ability to attract and retain subscribers depends on the performance, reliability and availability of its services and network infrastructure. The Company may experience periodic service interruptions caused by temporary problems in the Company's own systems or software or in the systems or software of third parties upon whom the Company relies on to provide service or support. The maintenance and operation of the Company's back-up service is dependent upon StorageTek. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt the Company's services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt the Company's services. System disruptions could result in the unavailability or slower response times of the Company's Web site, which would lower the quality of customers' experience. Service disruptions could adversely affect the Company's revenue and, if they were prolonged, would seriously harm the Company's business and reputation. The Company does not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. In addition, under the Company's service supply agreement with StorageTek, StorageTek is not liable for any consequential damage or loss it may cause to the Company's business due to the failure of any of StorageTek's systems, and, accordingly, the Company will be unable to seek reimbursement from StorageTek for any such damage or loss. In addition, the Company's customers will be dependent on Internet service providers and other Web site operators for access to the Company's Web site. These providers and operators have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to the Company's systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect the Company's business.

          Failure of Online Security Measures

     The Company's relationship with its customers would be adversely affected if the security measures that the Company uses to protect their personal information are ineffective. The Company cannot predict whether events or developments will result in a compromise or breach of the technology the Company uses to protect a customer's personal information.

     The infrastructure relating to the Company's services is vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. Security breaches relating to the Company's activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage the reputation of the Company and the Company's relationship with its subscribers and strategic partners. The Company could be liable to its subscribers for the damages caused by such breaches or it could incur substantial costs as a result of defending claims for those damages. The Company may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by the Company may not prevent disruptions or security breaches.

          Development and Maintenance of the Internet and the Availability of Increased Bandwidth to Users

     The success of the Company's business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce. The Company's business will depend on the ability of its customers to use its Web site without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to the Company's Web site. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products, such as high speed modems, for providing reliable Internet access and services. The failure of the Internet to achieve these goals may reduce the Company's ability to generate significant revenue.

     The Company's penetration of a broader consumer market will depend, in part, on continued proliferation of high speed Internet access. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of products and services which would cause its revenue to decrease. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the
long term may not be developed successfully or in a timely manner.   Even if
these products or services are developed, the Internet may not become a viable commercial marketplace for the products or services that the Company offers.

          The Company May Need to Change the Manner in Which it Conducts its Business if Government Regulation Increases or Changes

     There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Laws and regulations may be adopted in the future, however, that address issues such as user privacy, pricing, taxation, content, copyrights, distribution, security, and the quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Any imposition of access fees could increase the cost of transmitting data over the Internet. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action.
Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new, or modifications to existing, laws or regulations relating to the Web could adversely affect the Company's business.

     If one or more states or any foreign country successfully asserts that the Company should collect sales or other taxes on the provision of its services, the Company's net sales and results of operations could be harmed. The Company does not currently collect sales or other similar taxes the provision of its services in any state. However, one or more states may seek to impose sales tax collection obligations on companies which engage in or facilitate the provision of services on the Internet. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of products and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from the provision of its services. Moreover, if any state or foreign country were to successfully assert that the Company should collect sales or other taxes on the provision of its services, the Company's results of operations could be adversely affected.

     Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been enacted by Congress. However, this legislation, known as the Internet Tax Freedom Act of 1998, imposes only a three-year moratorium ending on October 21, 2001 on state and local taxes on electronic commerce where such taxes are discriminatory and on Internet access unless such taxes were generally imposed and actually enforced before October 1, 1998. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce.

          Operating Results May Prove Unpredictable, and May Fluctuate Significantly

     The Company's operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control. Because the Company's operating results may be volatile and difficult to predict, in the future the operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the Common Stock may fall significantly. Factors that may cause operating results to fluctuate significantly include the following:

       . fluctuations in the levels of user visits to the Company's Web site and the amount of time that users spend on the Web site

       . new Web sites, services or products introduced by the Company or by its competitors

       . the timing and uncertainty of advertising sales cycles and seasonal declines in advertising sales

       . general economic conditions, as well as economic conditions specific to users of the Company's services

          Common Stock Price May Be Volatile

     The market prices of securities of Internet and technology companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies.

     Factors that may contribute to the volatility of the trading price of the Common Stock include, among others:

     .  the Company's quarterly results of operations

     . the variance between the Company's actual quarterly results of operations and predictions by stock analysts

     . financial predictions and recommendations by stock analysts concerning Internet companies and companies competing in the Company's market in general, and concerning the Company in particular

     . public announcements of technical innovations relating to the Company's business, new products or services by the Company or its competitors, or acquisitions or strategic alliances by the Company or its competitors

     . public reports concerning the Company's services or those of its competitors

     . the operating and stock price performance of other companies that investors or stock analysts may deem comparable to the Company

     In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of Internet-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of the Common Stock, regardless of the Company's results of operations.

          Limited Market for the Common Stock

     Although the Common Stock is quoted on the OTC Electronic Bulletin Board, there is only a limited market for the Common Stock, and there can be no assurance that this market will be maintained or broadened. The market price for shares of Common Stock is likely to be very volatile, and numerous factors beyond the Company's control may have a significant effect. On January 4, 1999, the Securities and Exchange Commission approved NASD rule amendments requiring companies to report their current financial information to the Securities and Exchange Commission as a condition to continuing to have their securities quoted on the OTC Electronic Bulletin Board. By registering under the Securities Exchange Act of 1934 and responding to all comments of the staff of the Securities and Exchange Commission by no later than February 9, 2000, the Company will be eligible to retain its quotation on the OTC Electronic Bulletin Board. However, in the event that the Company does not meet the February 9, 2000 registration deadline, or thereafter loses the status of a "reporting issuer," any future quotation of the Common Stock on the OTC Electronic Bulletin Board will be jeopardized.

          Substantial Sales of Common Stock Could Cause Stock Price to Fall

     As of January 11, 1999, the Company had outstanding 6,425,569 shares of Common Stock of which approximately 2,813,955 shares were "restricted securities" (as that term is defined under Rule 144 promulgated under the Securities Act of 1933). These restricted shares are eligible for sale under Rule 144 at various times. Upon the first draw down under the Company's $1,000,000 revolving debt facility, the Company has agreed to issue to the lender warrants to purchase approximately 1,500,000 shares of Common Stock. The holders of these warrants would be granted the right by the Company to have the shares of Common Stock underlying these warrants registered under the Securities Act of 1933. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

          No Dividends

     The payment of dividends on the shares of the Company is within the discretion of the Board of Directors and will depend upon the Company's future earnings, its capital requirements, its financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its Shares for the foreseeable future.

          The Common Stock May Be Deemed "Penny Stock" and Therefore Subject to Special Requirements

     The Company's Common Stock may be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stocks (i) with a price of less than five dollars per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, and Rule 15g-2 promulgated under the Securities Exchange Act of 1934, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 promulgated under the Securities Exchange Act of 1934 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Common Stock to resell their shares to third parties or to otherwise dispose of them.

          Executive Officers, Directors and Major Stockholders Exercise Significant Control

     As of December 31, 1999, the executive officers, Directors and holders of 5% or more of the outstanding Common Stock together beneficially owned approximately 35.95% of the outstanding Common Stock. These stockholders are able to significantly influence all matters requiring approval by stockholders, including the election of Directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

          Exchange Rate Risk

     The Company expects a substantial portion of its revenues to be based on sales and services rendered to customers in the United States, while a significant amount of its operating expenses will be incurred in Canada. As a result, the financial performance of the Company will be affected by fluctuations in the value of the U.S. dollar to the Canadian dollar. At the present time, the Company has no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

ITEM 2.  PLAN OF OPERATION

     The following describes in general terms the Company's plan of operation and development strategy for the next twelve-month period (the "Next Year"). During the Next Year, the primary focus of the Company will be to expand marketing efforts for its services, continue to enhance the PC Support Center, and to develop and/or contract to provide the infrastructure necessary to deliver its services to its subscribers and customers.

  a. Current Services
     ----------------

     The Company currently offers three services. The Company's current primary service, PC Support Center, is a Web-based support portal for PCs which aggregates a number of support technologies, including software and driver updates, hard disk maintenance, a technical support forum, and others. Global Replace combines an on-line backup service for notebook and desktop computers with three methods of restoring data in the event of a PC failure. Phoenix allows a notebook user to transfer a full-image of all data, applications, preferences and settings to a new notebook.

  b. Cash Flow Requirements
     ----------------------

     In November 1999, the Company secured $500,000 in debt financing from a private investor. In January 2000, the Company entered into further negotiations with this investor in which the investor agreed to convert all of the investor's outstanding debt into 350,000 shares of the Company's Common Stock plus two-year warrants to purchase an additional 240,000 shares at an exercise price of $1.40. This conversion was effected in January 2000.

     In December 1999, the Company signed an engagement letter with an investment banking firm pursuant to which this firm agreed to secure for the Company, on a best efforts basis, a revolving debt financing in an amount of between $1,000,000 and $1,200,000. In January 2000, this financing was secured for the Company in an amount of $1,000,000. The Company agreed that, upon the first draw down under this financing, it would issue to the lender an 18-month warrant to purchase 1,000,000 shares of Common Stock at an exercise price of $1.05 and a 30-month warrant to purchase 500,000 shares of Common Stock at an exercise price of $2.00.

     Draw downs on this financing are subject to the Company's satisfying certain conditions, including the condition that, in order for the Company to draw down any amount, the Company must have secured at least one commercial transaction through certain third parties, on terms sufficient, in the sole opinion of the lender, to allow the Company to repay the amount to be drawn down. Although the Company has sufficient working capital to sustain its current level of operations only until March 2000 without making any draw downs, it expects to satisfy all draw down conditions before such date. All amounts drawn down by the Company under this financing will be secured by a first lien on substantially all of the Company's assets. This lien may adversely affect the Company's ability to obtain additional financing.

     Assuming that the Company can utilize the debt financing described above, the Company believes that it will have adequate working capital to maintain its current level of operations until at least September 30, 2000. However, the Company is planning by March 2000 to hire several new employees and to begin the development and implementation of additional features of the PC Support Center. Furthermore, the Company expects to hire a significant number of additional employees and to continue the development of additional features of the PC Support Center prior to July 2000, each of which will require working capital in addition to any funding provided by the debt financing described above. The Company anticipates funding these additional working capital requirements either through the proceeds from a private placement of its Common Stock or through revenues generated from customers. The investment banking firm engaged by the Company has agreed to use its best efforts to secure for the Company an equity financing of at least $3,000,000 by June 30, 2000, which would be more than sufficient to provide the Company with the working capital necessary for the Company to proceed with its business plan through September 30, 2000. However, there can be no assurance that this financing will, in fact, occur or that revenues from customers, if any, will provide the working capital necessary for the Company to proceed with its business plan.

     The Company does not currently have any commitment from any third party to provide additional financing, and the Company may be unable to obtain financing on reasonable terms or at all. Furthermore, if the Company raises additional working capital through equity, its shareholders will experience dilution. If the Company is unable to secure additional financing when needed and its revenues are inadequate to provide the necessary working capital, the Company may be required to slow down or suspend its growth or reduce the scope of its then current level of business operations, any of which would have a material adverse effect on the Company's competitive position.

  c. Sales and Marketing
     -------------------

     The Company plans to increase marketing efforts for its services through direct and indirect channels, including the following:

     PC Manufacturers. The Company is negotiating with several of the world's largest PC manufacturers to market the Company's services to the manufacturers' customers, and the Company plans to expand its marketing efforts to other top PC manufacturers during the Next Year. No agreements have yet been reached with any PC manufacturer, and there can be no assurance that any such agreements can be reached on terms favorable to the Company or at all.

     OEMS. The Company is negotiating with companies which integrate PCs with internet access and other related services and sell them to PC end-users via a monthly payment schedule over a number of years, typically three, to include the Company's services. In January 2000, the Company and Go Figure entered into a one-year Services Agreement in which Go Figure has agreed to use commercially reasonable efforts to secure agreements with third parties that will in the aggregate forecast delivery during calendar year 2000 of at least one million PCs that will provide access to customized versions of the PC Support Center. Go Figure has also agreed that it will not during the one-year term of the agreement directly or indirectly offer services similar to or competitive with the PC Support Center's services. For more on this agreement, see above under "Description of Business - Business of the Company - Products and Services - PC Support Center."

     Computer Service Companies. There are several international companies which provide a comprehensive range of computer services that permit large corporations to out-source some or all of their PC support requirements. The Company's services complement and extend the range of such support services. In April 1999 the Company entered into an agreement with Unisys, an international computer service company, to private label Global Replace under the Unisys brand name for resale to Unisys' corporate customers. For more on this agreement, see above under "Description of Business - Business of the Company - Distribution Methods of Services - Resellers." The Company intends to market its services to other international service companies during the Next Year, although there can be no assurance that the Company will be able to negotiate any agreements with computer service companies.

     StorageTek. In 1998, the Company's wholly-owned subsidiary entered into a contract with StorageTek in which the Company licensed StorageTek's backup storage software, which the Company markets under the name Global Replace. See "Description of Business - Business of the Company - Distribution Methods of Services" and "Products and Services-Global Replace." StorageTek also agreed to market the Company's hardware replacement services in conjunction with its own backup software. In the fiscal year ending June 30, 1999, StorageTek did not secure any orders for the Company's services, and no orders have been secured to date during the current fiscal year. During the Next Year, the Company intends to expand its training and co-selling activities with StorageTek.

     Web Portals. The Company is negotiating with one company which is developing a Web site or portal specifically targeting the mobile PC user. The Company is negotiating to provide the support services which will be a prominent feature of the portal. However, there can be no assurance that an agreement will be reached with this company or any other Web portal company.

     Direct Sales. The Company is marketing to a small number of large and small corporations on a direct basis. Although no contracts have been secured to date, the Company intends to expand its direct marketing efforts to a select number of large corporations in the United States and Canada.
     There can be no assurance that any contracts will be reached with any company on a direct basis.

  d. Research and Development
     ------------------------

     The Company's primary research and development effort over the Next Year will be to continue to add features to the PC Support Center (which the Company launched in October 1999) and to release subsequent versions during the Next
Year.   Due to the constantly evolving nature of the Internet and related technologies, the Company will continuously monitor changes in PC support technologies and Internet-based support offerings with the goal of adding additional functionality in new releases of the PC Support Center. See "Description of Business - Business of the Company - Products and Services - PC Support Center."

     Among the functions and services the Company expects to add to the PC Support Center over the next six months are: email notification of driver and other recommended updates, virus scan, telephone support, PC performance enhancement, education center, enhanced platform maintenance, asset-tracking, extended warranty, anti-theft deterrent, theft and damage insurance, technician dispatch, and repair co-ordination. There can be no assurance, however, that all or any of these features will be added. The Company expects to incur costs of between $400,000 and $600,000 over the next six months in order to develop and implement these additional functions of the PC Support Center. Of this amount, approximately 75% represents costs expected to be incurred internally by the Company, with the balance representing amounts expected to be paid to third-party contractors.

  e. Operations
     ----------

     To support the Global Replace program, the Company will expand its capability to restore full image backups onto replacement notebooks. During the Next Year, the Company plans to develop infrastructure internally to provide the capacity to restore three to five notebooks per working day. To increase capacity beyond this level to meet future demand, the Company will make a decision to build additional infrastructure internally, or to contract the restoration process to an external computer services firm. The Company anticipates that it will make this decision during the Next Year.

  f. Employees
     ---------

     During the Next Year, the Company plans to hire additional senior management employees in the areas of sales and marketing, as well as additional technical, operations, sales and marketing, and administrative staff as required to expand its service offerings, sales and marketing efforts, and to maintain service levels to its then existing and new subscribers. The number and skill sets of individual employees will be primarily dependent on the relative rates of growth of the Company's different services, and the extent to which sales and marketing, operations, and development are executed internally or contracted to outside parties. Subject to the availability of sufficient working capital and assuming significant customer acceptance of the Company's products, the Company currently plans to increase staffing to approximately 100 people during the Next Year, although there can be no assurance that such hiring will take place or will be adequate to execute the growth plans as described herein.

  g. Year 2000 Compliance
     --------------------

     The Year 2000 problem has not to date had a material impact on the Company's operations, and the Company believes that the Year 2000 problem will not have a significant impact on the Company's future operations. Costs incurred to insure that the Company's systems are Year 2000 compliant have to date not been, and are not expected to be, material to the Company's results of operations, financial position or cash flows, since virtually all of the Company's internal software was recently purchased, and no Year 2000 problems have been encountered by the Company's systems to date in January 2000.

ITEM 3.  DESCRIPTION OF PROPERTY

  a. Principal Business Facilities
     -----------------------------

     The Company maintains its principal place of business at Suite 280, 4400 Dominion Street, Burnaby, British Columbia, Canada V5G 4G3, which consists of approximately 7,347 square feet which the Company currently sub-leases for
(Cdn)$5.00 per square foot per year, plus operating costs of approximately
(Cdn)$10.00 per square foot per year. 2,800 square feet of this space is rented free of charge in the first year, which ends on June 1, 2000. The sub-lease expires on November 29, 2002 and the price per square foot per year increases in the second year to (Cdn)$6.00, and to (Cdn)$6.50 in the third year. The Company also has access to office space at 1875 Charleston Road, Mountain View, California 94043 at $210 per month under a month-to-month service agreement. Some sales and marketing activities take place from this Mountain View office, but the majority of the Company's operations, sales, services and administration are conducted from the Company's offices in Burnaby. The Company expects that the space provided by these offices will be sufficient to meet the Company's requirements for the next twelve months.

  b. Investment Policies
     -------------------

     The Company does not currently have any policies regarding the acquisition or sale of assets primarily for possible capital gain or for income. The Company does not presently hold any investments or interests in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  a. Security Ownership of Certain Beneficial Owners
     -----------------------------------------------

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1999, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding voting securities; (ii) each of the Company's Directors;
(iii) the Company's Chief Executive Officer; and (iv) all executive officers and Directors of the Company as a group:


                                                    Amount of Common Stock &     Approximate Percent
                                                      Nature of Beneficial         of Ownership of
Name & Address(1)                                         Ownership(2)               Common Stock
-----------------------------------------------------------------------------------------------------
Advanced Financial Services Inc.(3)                                596,029(4)                    9.67%
-----------------------------------------------------------------------------------------------------
The Dromond Technologies Group, Inc.(5)                            553,440                       8.98%
-----------------------------------------------------------------------------------------------------
Michael G. McLean                                                  923,440(6)                   14.98%
-----------------------------------------------------------------------------------------------------
Steven W. Macbeth                                                  928,440(6)                   15.06%
-----------------------------------------------------------------------------------------------------
David W. Rowat                                                     258,333(7)                    4.19%
-----------------------------------------------------------------------------------------------------
W. Benjamin Catalano                                                63,264(8)                    1.03%
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
All executive officers and Directors as a group (4 persons)      1,620,037(9)                   26.28%
-----------------------------------------------------------------------------------------------------

(1) Unless otherwise indicated, the address of each person is c/o the Company at Suite 280, 4400 Dominion Street, Burnaby, British Columbia, Canada V5G 4G3.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of December 31, 1999, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(3) Advanced Financial Services Inc. is located at P.O. Box 3340 Road Town, Tortola, British Virgin Islands.

(4) Includes 20,000 shares of Common Stock issuable pursuant to warrants that are currently exercisable, or exercisable within 60 days of December 31, 1999.
(5) The Dromond Technologies Group, Inc. ("Dromond") is located at Suite 305, 2692 Clearbrook Road, Abbotsford, British Columbia, Canada V2T 2Y8. Dromond is owned 50% by Michael McLean and 50% by Steven Macbeth.

(6) Includes the 553,440 shares of Common Stock owned by Dromond, as to which Messrs. McLean and Macbeth have shared voting and investment power. Also includes 12,500 shares of Common Stock issuable pursuant to options that are currently exercisable, or exercisable within 60 days of December 31, 1999.

(7) Includes 58,333 shares of Common Stock issuable pursuant to options that are currently exercisable, or exercisable within 60 days of December 31, 1999.

(8) Includes 7,500 shares of Common Stock issuable pursuant to options that are currently exercisable, or exercisable within 60 days of December 31, 1999.

(9) Includes 90,833 shares of Common Stock issuable pursuant to options that are currently exercisable, or exercisable within 60 days of December 31, 1999. Also includes the 553,440 shares of Common Stock owned by Dromond, as to which Messrs. McLean and Macbeth have shared voting and investment power.

  b. Changes in Control
     ------------------

     There are no arrangements of which the Company is aware that could result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

  a. Directors and Executive Officers
     --------------------------------

     Each Director of the Company will hold office until the later of (a) the next annual meeting of shareholders (at which time such Director will be eligible for re-election by the shareholders), or (b) until his successor shall have been duly elected and qualified.

     Michael G. McLean, age 38, has been the President and CEO and a Director of the Company since the Merger, and was President and a director of RTI from December 1997 until the Merger. Mr. McLean has over 12 years experience with technology organizations and has a broad base of technical and marketing experience. Most recently, from March 1997 to June 1997, he was Product Development Manager at Riptide Technologies, a software development company that focuses on providing products and services to the lottery industry, where he was charged with creating the infrastructure for a successful product development group. Prior to that, from May 1996 to December 1996, he was General Manager of a business unit at Simba Technologies, a software development and marketing company, managing a staff of 17 responsible for product development, product marketing, customer support and professional services.

     At HealthVISION Corporation, a software company serving the health care industry, from 1993 - 1996, Mr. McLean developed and managed a strategic partnership to allow HealthVISION to private label the partner's software. He also managed several other reseller partnerships. Subsequently, also at HealthVISION, he was a senior Software Development Manager managing 35 technical and user support staff across 3 product lines. Before starting his career in technology, Mr. McLean founded a construction company and grew it to 35 employees.

     Steven W. Macbeth, age 30, has been the Chief Technology Officer, Secretary/Treasurer and a Director of the Company since the Merger. Mr. Macbeth was Chief Executive Officer and a director of RTI from December 1997 until the Merger. Mr. Macbeth has over 13 years executive and project management experience in technology companies. Most recently, he co-founded and served as Director, Product Development from June 1996 to June 1997 at Riptide Technologies, a software development company that focuses on providing products and services to the lottery industry. In that position, he managed three development projects and project teams of up to 25 employees.

     Prior to Riptide, Mr. Macbeth served as Technical Project Manager at MPR Teltech from August 1995 to May 1996, and as Software Development Manager at HealthVISION Corporation from May 1994 to July 1995.

     W. Benjamin Catalano, age 35, has been a Director of the Company since the Merger. Mr. Catalano has, since 1986, been self employed in personal business ownership as well as participating as a licensed professional in the investment brokerage and real estate industries. Mr. Catalano is currently Vice President of Corporate Affairs and a Director of Themescapes, Inc., a technology company developing three-dimensional acoustic products.

     David W. Rowat, age 44, has been the Vice President, Finance and Business Development for the Company since the Merger. Mr. Rowat held the same position with RTI from April 1, 1999 until the Merger. He is a Professional Engineer, earned his MBA from Harvard University in 1986 and has a broad operational background with a speciality in public and private finance, strategic partnering, and mergers and acquisitions for early stage technology companies. He served as Vice-President of Sales, Development and Finance at various times for Nexus Engineering from August 1986 to January 1992, a technology company developing cable television headend products, Vice President and Chief Financial Officer for Xillix Technologies from June 1993 to January 1995, a technology company developing medical imaging products, and Chief Executive Officer of Merit Technologies from January 1995 to April 1995, a manufacturer of point-of-sale terminals. From October 1995 to present, Mr. Rowat has been the president of Strategic Catalysts Inc., a consulting company he founded to serve the technology industry.

  b. Significant Employees
     ---------------------

     There are no significant employees who are not described as executive officers above, except as follows:

     Clifford Rowlands, age 45, was appointed Vice President, Sales and Marketing of the Company on June 14, 1999, and has more than 18 years experience in the North American information technology industry. From February 1997 to June 1999, Mr. Rowlands owned and operated a consulting company serving primarily British Columbia's high tech industry.

     Mr. Rowlands previously held the position of National Director of Sales and Marketing for NEC Technologies Canada, a wholly owned subsidiary of NEC Corporation of Japan. During his career with NEC (from March 1988 to February
1997), Mr. Rowlands developed sales and marketing strategies for new ventures within NEC, and was responsible for business units in Canada and the U.S. Mr. Rowlands' business unit grew from $35 million to $600 million in revenue during his tenure at NEC.

     Bruce McDonald, age 32, was appointed Vice President, Operations of the Company on December 10, 1999 and commenced employment with the Company on January 10, 2000. From August 1996 to January 2000, Mr. McDonald was the Director of Customer and Technical Services for Seanix Technology Inc., a Vancouver-based manufacturer of personal computer and server hardware systems sold under its own name and under private labels. Mr. McDonald was responsible for the delivery of customer satisfaction throughout North America for both the post-sales support and technical services divisions. From November 1995 to August 1996, Mr. McDonald was National Sales Manager with Seanix, responsible for Seanix's national sales organization in all Canadian provinces excluding Quebec. From June 1994 to November 1995, Mr. McDonald was Regional Sales Manager with Seanix, responsible for the development of sales first in British Columbia and then elsewhere in Western Canada.

  c. Family Relationships
     --------------------

     There are no family relationships among Directors, executive officers or any nominees to these positions.

ITEM 6.  EXECUTIVE COMPENSATION

  a. Persons Covered
     ---------------

     The following table sets forth the compensation for the fiscal years ended June 30, 1998 and 1999 paid by the Company to its Chief Executive Officer. No other officer received a combined salary and bonus in excess of $100,000 during the last fiscal year. As the Company completed the Merger on June 23, 1999, the information provided in the table includes information for the Company's predecessor, RTI, for the period December 10, 1997 to June 23, 1999.


------------------------------------------------------------------------------------------------------------------
                                                           Annual               Annual                 All Other
Name & Principal Position               Year(1)            Salary                Bonus               Compensation
-----------------------------------------------------------------------------------------------------------------
Michael G. McLean                            1999          $45,565 (2)               $-0-             $151,274 (3)
CEO & President                              1998          $26,176 (2)               $-0-             $ 29,388 (4)
------------------------------------------------------------------------------------------------------------------

(1) For the twelve months ended June 30, 1999 ("fiscal 1999") and the period from December 10, 1997 to June 30, 1998 ("fiscal 1998").

(2) Includes fees paid to ST Technologies Inc., a company of which Mr. McLean is the sole owner, amounting to $2,926 for fiscal 1999 and $10,788 for fiscal 1998. Also includes Mr. McLean's share of consulting fees paid by the Company to Dromond, of which Mr. McLean owns 50%, amounting to $42,639 for fiscal 1999 and $15,388 for fiscal 1998. See "Certain Relationships and Related Transactions."

(3) Includes the difference between the price paid by Mr. McLean in April, 1999 for shares of common stock of PCS and the then market price of these shares. See "Certain Relationships and Related Transactions." Also includes $26,962 in Common Stock, representing Mr. McLean's 50% share of 63,440 shares of common stock in RTI issued on January 6, 1999 for services rendered to RTI (as adjusted to reflect the one-for-five exchange ratio in the Merger).

(4) Represents Mr. McLean's share of the difference between the price paid by Dromond in January 1998 for 489,800 shares of common stock of RTI and the then market price.

  b. Compensation of Directors
     -------------------------

     There are no standard arrangements by which Directors of the Company are compensated for their services as Directors, except for the grant of stock options, and none of the Directors received compensation for their services as Directors during the most recently completed financial year. Certain of the Directors of the Company are compensated for their services as consultants to the Company. See "Certain Relationships and Related Transactions - Management Contracts."

  c. Stock Option Plan
     -----------------

     The Company adopted a stock option plan on July 2, 1999 (the "Plan"). The Plan authorizes the grant of stock options to Directors, officers, consultants and employees of the Company. Under the terms of the Plan, at no time may the number of shares subject to options result in:

     1. the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 15% of the issued and outstanding shares of the Company;

     2. this issuance to insiders, within a one year period, of a number of shares exceeding 15% of the issued and outstanding shares of Common Stock; or

     3. the issuance to any one individual, within a one year period, of a number of shares exceeding 15% of the issued and outstanding shares of the Company.

     The Plan provides that the exercise price of options granted under the Plan shall be (a) if the Common Stock is listed on a public stock exchange, the average market price for the twenty trading days immediately prior to the date of grant; or (b) if the Common Stock is not listed on a public stock exchange, the fair value of the Common Stock of the Company, as determined by the Board of Directors. The term of any option may not exceed five years from the date of grant. In certain cases, a change of control of the Company would accelerate the exercisability of options granted under the Plan.

     The Plan provides that the options vest monthly over a certain number of years, typically three. If the person to whom options were granted leaves the employment or directorship of the Company before the options have vested, then the unvested portion will be forfeited. Such person also must exercise the vested options within 30 days of leaving the Company, or else such vested options will be forfeited.

     The Plan was amended on November 30, 1999 to provide that in the event of a change of control of ownership of the Company, all unvested options will immediately vest.

  d. Options Granted After Most Recently Completed Fiscal Year
     ---------------------------------------------------------

     In July 1999 the Company approved the granting of the following options to purchase shares of Common Stock at a price of $1.00 per share to Directors, officers, and significant employees, with the options vesting monthly over a three-year period following the date of grant:


                                                       Number of Shares
                    Name                                Under Options
------------------------------------------------------------------------------
Michael G. McLean                                          50,000
------------------------------------------------------------------------------
Steven W. Macbeth                                          50,000
------------------------------------------------------------------------------
David W. Rowat                                            150,000
------------------------------------------------------------------------------
Clifford Rowlands                                         150,000
------------------------------------------------------------------------------
Ben Catalano                                               30,000
------------------------------------------------------------------------------

     In December 1999, the Company approved the granting of 75,000 options to purchase shares of Common Stock at a price of $1.00 per share to Bruce McDonald.

  e. Employment Contracts
     --------------------

     The Company has entered into employment agreements with Steven Macbeth and David Rowat, effective January 1, 2000, pursuant to which Messrs. Macbeth and Rowat have become full-time employees of the Company, and will continue to serve as the Company's Chief Technical Officer and Vice President, Finance and Business Development, respectively. The agreements provide that Messrs. Macbeth and Rowat will each be paid (Cdn)$8,300 per month, and an annual cash bonus of 0-60% of their annual salary, subject to their performance against mutually agreed objectives. The agreements also provide that all unvested shares or options held by Messrs. Macbeth and Rowat shall vest upon any change in control of the Company. Further, under the terms of the agreements, the Company's Board of Directors will establish a Compensation Committee to review the compensation packages for all employees and contractors filling senior executive positions.

     Pursuant to an agreement dated June 9, 1999 between the Company and Clifford Rowlands, Mr. Rowlands has been employed by the Company as Vice President, Sales and Marketing. Mr. Rowlands is paid (Cdn)$8,300 per month, and an annual cash bonus of 0-60% of his annual salary, subject to his performance against mutually agreed objectives.

     Pursuant to an employment agreement between the Company and Bruce McDonald, effective January 10, 2000, Mr. McDonald has been employed by the Company as Vice President, Operations. Mr. McDonald is paid an annual salary of
(Cdn)$100,000, and an annual cash bonus of 0-60% of his annual salary, subject to his performance against mutually agreed objectives.

     All of the employment agreements described above may be terminated by the Company or by the respective employee at any time, with or without cause.

     The Company has also entered into a consulting agreement with a company controlled in part by Michael McLean for the provision of his services as Chief Executive Officer of the Company. See "Certain Relationships and Related Transactions."

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  a. Relationship Between the Company and Certain Directors and Officers
     -------------------------------------------------------------------

      Management Contracts

     Pursuant to an agreement dated as of June 23, 1999 between the Company and Dromond, a company controlled by Michael McLean and Steven Macbeth, Dromond agreed to provide management services to the Company. The agreement's initial term ended on December 31, 1999, and the agreement was renewed for an additional twelve-month period. The agreement is automatically renewed for successive twelve-month periods, unless otherwise terminated in accordance with its terms. The agreement may be terminated by Dromond at any time upon 60 days written notice. Under the agreement, the Company pays Dromond a fee of (Cdn)$16,600 per month. The fee payable is subject to periodic review by the Board of Directors and may be increased or decreased by agreement between the parties. Performance based shares and/or incentive stock options may be granted at the discretion of the Board of Directors, to the principals of Dromond, Messrs. McLean and Macbeth, based upon the achievement of performance milestones. The Company has agreed to pay Mr. McLean an annual cash bonus of 0-75% of the annual payments to Dromond relating to his services, subject to his performance against mutually agreed objectives. On January 1, 2000, Mr. Macbeth became a full-time employee of the Company at a monthly salary of (Cdn)$8,300 and the monthly fee payable by the Company to Dromond was reduced to (Cdn)$8,300. Mr. Macbeth's employment contract is described above under "Executive Compensation - Employment Contracts."

     Pursuant to an agreement dated as of April 1, 1999 between RTI and Strategic Catalysts Inc. ("SCI"), a company controlled by David Rowat, RTI retained SCI to assist in the advancement of RTI's business plan. Pursuant to this agreement, SCI was paid (Cdn)$5,000 per month until June 1, 1999, and
(Cdn)$8,300 per month until December 31, 1999. The rights and obligations under this agreement were assumed by the Company, as the successor of RTI. On January 1, 2000, Mr. Rowat became a full-time employee of the Company at a monthly salary of (Cdn)$8,300 and the contract with SCI was terminated. Mr. Rowat's employment contract is described above under "Executive Compensation - Employment Contracts."

     The Company believes that the agreements with Dromond and SCI described above were on terms as favorable to the Company as those which could have been obtained from independent third parties and arms-length negotiation.

     In addition to its employment contracts with Messrs. Macbeth and Rowat, the Company has also entered into employment contracts with Messrs. Rowlands and McDonald, as described above under "Executive Compensation - Employment Contracts."

      Private Placement of Common Shares

     The following current and former Directors and officers of the Company participated in a private placement of common stock of PCS completed in April 1999 at a price of $0.01 per share as set forth below. This private placement was conducted before the completion of the Merger of PCS and RTI (with issuance of the securities in this offering being subject to completion of the Merger), at a time when the Directors and officers above were not directors and officers of PCS, but were directors and officers of RTI. A total of 3,222,255 shares were sold in the private placement. 1,500,000 of these shares were sold to directors and officers of RTI at a price of $0.01 per share, as detailed in the chart below. An additional 593,000 shares were sold at a price of $0.01 per share, 399,000 shares were sold at a price of $0.50 per share, and the remaining 730,255 shares were sold at a price of $1.00 per share to persons who were not affiliated with PCS or RTI.


         Name of Director or Officer               Number of PCS Shares Acquired
-----------------------------------------------------------------------------------
Michael G. McLean                                           362,500
-----------------------------------------------------------------------------------
Steven W. Macbeth                                           362,500
-----------------------------------------------------------------------------------
Alan Ackerman(1)                                            275,000
-----------------------------------------------------------------------------------
David W. Rowat                                              200,000
-----------------------------------------------------------------------------------
Gary Yurkovich(2)                                           300,000
-----------------------------------------------------------------------------------
Total:                                                    1,500,000
-----------------------------------------------------------------------------------

(1)  Alan Ackerman resigned as a director on June 23, 1999.
(2) Mr. Yurkovich's employment with the Company ended on June 28, 1999, and the Company repurchased 285,000 of these shares for $0.01 per share.

          Stock Pooling and Escrow Agreement


     Pursuant to a Stock Pooling and Escrow Agreement dated July 31, 1999 ("Pooling Agreement"), Michael G. McLean, Steven W. Macbeth, David W. Rowat, Clifford Rowlands, Alan Ackerman, Dromond and Advanced have agreed with the Company to pool an aggregate of 2,179,429 shares of Common Stock and options and warrants to purchase 286,666 shares of Common Stock. These securities may not be sold or transferred until they are released from pool. If Michael G. McLean, Steven W. Macbeth, or David W. Rowat cease to participate on a full-time basis in the business of the Company, the Company has the option to repurchase certain of their shares at a price of $0.01 per share. Such right of repurchase lapses as to a certain number of shares each month depending upon the individual, and lapses completely on January 1, 2002.

     The shares, options and warrants will be released from pool in accordance with the following schedule:

                                  May 25, 2000              November 25, 2000               May 25, 2001
Shares                               600,000                      850,000                      729,429
Options                              133,333                       66,667                       66,666
Warrants                              20,000                         --                           --

  b. Transactions Involving Promoters of the Company
     -----------------------------------------------

     As the founding shareholders of RTI, Dromond and Advanced were the original promoters of the Company. Advanced initially acquired 510,000 common shares of RTI at a price of $0.13 per share. Dromond was initially issued 489,800 common shares of RTI, at a price of $0.01 per share, in consideration for services rendered by Dromond in connection with the establishment of the business of RTI. Advanced also provided RTI with a non-interest bearing loan facility. An aggregate of $110,043 was drawn against such loan and such loan was converted to 66,029 common shares of RTI at the rate of one common share for each $1.67 principal amount of such loan. In addition, Advanced provided a bridge loan facility to RTI in the amount of $34,200. The bridge loan was repaid in full from the proceeds of a private placement completed by RTI on January 26, 1999. See Part II, Item 4, "Recent Sales of Unregistered Securities." In consideration for making such bridge loan, Advanced received warrants to purchase 20,000 common shares of RTI for a period of one year expiring January 26, 2000, at a price of $0.85 per share. Additionally, Dromond was issued 63,440 common shares of RTI in consideration for services rendered by Dromond in connection with the establishment of the business of the Company.

     All of the shares issued by RTI to Dromond and Advanced were exchanged for shares of Common Stock of the Company in connection with the Merger on the basis of five RTI shares for each share of the Company. The share numbers and prices set forth in the previous paragraph reflect this exchange ratio. The warrants held by Advanced were exchanged for warrants to purchase 20,000 shares of Common Stock of the Company at a price of $0.85 per share, exercisable until January 26, 2000. Any shares issued upon exercise will be subject to the pooling arrangements set forth in "Certain Relationships and Related Transactions - Stock Pooling and Escrow Agreement."

ITEM 8.  DESCRIPTION OF SECURITIES

     The total authorized share capital stock of the Company consists of 100,000,000 shares of Common Stock with a par value of $0.001 per share. As of January 11, 2000, there were 6,425,569 shares of Common Stock issued and outstanding. Each holder of Common Stock is entitled to one vote for each share held. The Common Stock ranks equally in all respects. The holders of Common Stock are entitled to attend and vote at all meetings of shareholders of the Company on the basis of one vote for each share of Common Stock held by them. The holders of Common Stock are also entitled to receive dividends if, as and when declared by the Board of Directors of the Company on the Common Stock and to receive the remaining property of the Company upon liquidation, dissolution or winding-up.

                                    PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

  a. Market Information
     ------------------

     Shares of the Company's Common Stock are traded on the OTC Electronic Bulletin Board under the symbol "PCSP." From August 18, 1998 until the Merger, the common stock of PCS traded on the OTC Electronic Bulletin Board under the symbol "MXTS," reflecting the previous name of PCS as Mex Trans Seafood Consulting Inc. The Common Stock of the Company began trading on the OTC Electronic Bulletin Board on June 24, 1999 under the symbol "PCSP." The following table sets forth the high and low bid prices for the Company's Common Stock for the quarters indicated. The information has been adjusted for all periods presented to reflect the reverse stock split of the Common Stock which occurred in connection with the Merger.

Quarter Ended                                                   High                   Low
December 31, 1998                                               1.88                   1.70
March 31, 1999                                                  2.50                   1.56
June 30, 1999                                                   2.00                   0.78
September 30, 1999                                              2.00                   0.5625
December 31, 1999                                               1.9375                 0.875

     Quotations posted on the OTC Electronic Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily reflect actual transactions.

     As of January 11, 2000, the Company had warrants outstanding to purchase an aggregate of 223,438 shares of common stock at a price per share of $1.34. The warrants are each exercisable to acquire one share of Common Stock for a period expiring three months after the completion of an initial public offering of the Company's Common Stock, at a price of $1.34 per share. If, at any time prior to the expiration of these warrants, the Company completes a financing for gross proceeds of more than (Cdn)$400,000 and issues shares of Common Stock at a price which is higher than the exercise price of these warrants, the warrant holders have ten days to exercise the warrants, after which the exercise price is increased to the price at which the securities were sold. See "Recent Sales of Unregistered Securities" below.

     As of January 11, 2000, the Company also had warrants outstanding to purchase 20,000 shares of Common Stock at $0.85 per share, exercisable on or before January 26, 2000, and warrants outstanding to purchase 240,000 shares of Common Stock at $1.40 per share, exercisable on or before January 11, 2002.

     As of January 11, 2000, an aggregate of 653,000 shares of Common Stock were issuable upon exercise of outstanding stock options.

  b. Holders
     -------

     As of January 11, 2000, the Company had 146 shareholders of record of Common Stock.

  c. Dividends
     ---------

     The Company has not, to date, paid any dividends on its Common Stock. The payment of dividends on the Common Stock is within the discretion of the Board of Directors and will depend upon the Company's future earnings, its capital requirements, its financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its Common Stock for the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On July 15, 1999, the Company engaged KPMG LLP, Richmond, British Columbia, Canada, as its principal accountant to audit the Company's financial statements. Neither the Company nor its predecessor for accounting purposes, RTI, had engaged any accountants prior to the engagement of KPMG LLP.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

a. On February 17, 1997, PCS (then Mex Trans) issued 606,940 shares of common stock for aggregate gross proceeds of $89,381 to 17 investors. This offering was made without registration under the Securities Act of 1933, as amended (the "Act") in reliance upon the exemptions from registration afforded by Sections 4(2) and 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder.

b. On January 31, 1999, PCS (then Mex Trans) issued 38,666 shares of common stock at a deemed aggregate price of $49,000, for services rendered by a former director of PCS. This offering was made without registration under the Act in reliance upon the exemptions from registration afforded by Sections 4(2) and 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder.

c. On April 7, 1999, PCS issued an aggregate of 214,817 shares of common stock for aggregate proceeds of $951,000 to 140 investors. This placement was completed in connection with the Merger, and the purchasers included certain directors and officers of RTI. This offering was made without registration under the Act in reliance upon the exemptions from registration afforded by Sections 4(2) and 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder.

     All share and per share information set forth above in (a), (b), and (c) has been adjusted to reflect PCS's one-for-fifteen reverse split in connection with the Merger.

d. On June 23, 1999, the Company issued 1,474,155 shares of Common Stock to the former shareholders of RTI (50 Canadian residents and one U.S. resident) and 311,838 warrants to purchase an aggregate of 311,838 shares of Common Stock to the former warrant holders of RTI (44 Canadian residents and one U.S. resident), in connection with the Merger. Of the warrants, 20,000 are exercisable to acquire one share of common stock each until January 26,

     2000, at a price of $0.85 per share. The remaining 291,838 warrants are each exercisable to acquire one share of Common Stock for a period expiring three months after the completion of an initial public offering of the Company's Common Stock, at a price of $1.34 per share. If, at any time prior to the expiration of these warrants, the Company completes a financing for gross proceeds of more than (Cdn)$400,000 and issues shares of Common Stock, at a price which is higher than the exercise price of these warrants, the warrant holders have ten days to exercise the warrants, after which the exercise price is increased to the price at which the securities were sold. The shares and warrants issued to the former RTI shareholders were issued without registration under the Act, in reliance on the exemptions from registration contained in Regulation S and Section 4(2) of the Act due to the foreign nationality of the investors (except for one accredited U.S. investor), in exchange for an aggregate of 7,370,775 shares of the common stock of RTI, and 1,559,190 warrants of RTI.

     The shares and warrants of RTI were originally issued as follows (as adjusted to reflect the one-for-five exchange ratio in the subsequent Merger):

(1) On December 10, 1997, RTI issued 200 shares of common stock to Dromond, in connection with the incorporation of RTI. These shares were issued pursuant to the exemption from registration contained in Regulation S under the Act due to the foreign nationality of the investor and RTI.

(2) On January 6, 1998, RTI issued an aggregate of 999,800 common shares to Dromond and Advanced for aggregate gross cash proceeds of $74,965 and services rendered having an aggregate value of $58,834. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investors and RTI.

(3) On January 16, 1999, 63,440 common shares of RTI were issued to Dromond for services rendered having an aggregate value of $53,924. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

(4) On January 6, 1999, RTI issued an aggregate of 66,029 common shares to Advanced for aggregate gross proceeds of $110,063. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

(5) Between January 26, 1999 and February 18, 1999, RTI issued an aggregate of 291,838 units, each unit consisting of one (1) common share and one (1) common share purchase warrant, to 45 investors, for aggregate gross proceeds of $248,062. Each warrant entitled the holder to acquire a further common share of RTI for a period expiring three (3) months after the completion of an initial public offering of RTI's common shares, at a price of (Cdn)$1.25, if exercise on or before July 18, 1999, and thereafter at a price of (Cdn)$2.00 per share. If RTI completed a second financing for proceeds of (Cdn)$400,000 before the expiration of the warrants in which the common shares of RTI were sold at a price greater than the exercise price of the warrants, the warrant holders had ten (10) days to exercise the warrants, after which the exercise price increased to the price at which the shares were sold in the financing. RTI paid finders' fees of: (i) 4,496 common shares and (Cdn)$5,620 to Odlum Brown Ltd., of 1800, 609 Granville Street, Vancouver, British Columbia; and (ii) 4,352 common shares and (Cdn)$5,440 to Wolverton Securities Inc., of 17th Floor, 777 Dunsmuir Street, Vancouver, British Columbia for services provided, in connection with locating investors for RTI. Odlum Brown Ltd. and Wolverton Securities Inc. are securities dealers based in Vancouver, B.C. These shares were issued pursuant to Regulation S and Section 4(2) of the Act due to the foreign nationality of the investors (except for one accredited U.S. investor).

(6) On January 26, 1999, RTI issued 30,000 common shares to a consulting firm in connection with the provision of corporate finance advice which culminated in the completion of the financing described in paragraph (5) above. On May 19,1999, RTI issued 6,000 common shares to the same firm in connection with the provision of further financial advice. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

(7) On January 26, 1999, RTI issued 20,000 warrants to Advanced in consideration for the non-interest bearing credit facility in the amount of
     (Cdn)$50,000 provided by Advanced to RTI until completion of the financing set out in paragraph (5) above. Each warrant entitled Advanced to acquire one common share of RTI for a period of one year expiring January 26, 2000, at a price of (Cdn)$1.25 per share. These securities were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

(8) On January 26, 1999, RTI issued an aggregate of 8,000 common shares to the law firm of Anfield, Sujir, Kennedy, and Durno in consideration of legal advice which culminated in the completion of the financing described in paragraph (5) above. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

e. On July 17, 1999, the Company issued 68,400 shares of Common Stock to 14 investors upon the exercise of 68,400 warrants, for aggregate gross proceeds of $58,266. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investors.

f. On December 27, 1999, the Company agreed to issue 4,160 shares of Common Stock to an online publisher of PC maintenance and support information in consideration of such publisher's agreement to make such information available to the Company for publication on the Company's Web site. This offering was made without registration under the Act in reliance upon the exemption from registration afforded by Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.

g. On January 11, 2000, the Company issued 350,000 shares of Common Stock and 240,000 warrants to a private investor who agreed to accept these securities in discharge of $500,000 in indebtedness owing to such investor by the Company. This offering was made without registration under the Act in reliance upon the exemption from registration afforded by Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's By-Laws provide that no officer or Director shall be personally liable for any obligations of the Company or for any duties or obligations arising out of any acts or conduct of said officer or Director performed for or on behalf of the Company. The Company indemnifies and hold harmless each person who serves at any time as a Director or officer of the Company, and his heirs and administrators, from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of his having been a Director or officer of the Company, or by reason of any action alleged to have been taken or omitted to have been taken by him as such Director or officer, and shall reimburse such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability. The company also has the power to defend such person from all suits or claims in accord with the Nevada General Corporation Law. However, no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the Company's By-laws do not exclude any other right to which he may lawfully be entitled, and the Company may indemnify or reimburse such person in any proper case, even though not specifically provided for by the by-laws. The Company, its Directors, officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do, in reliance upon the advice of counsel.

     Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a Director, officer or employee of the Company, or is or was serving at the request of the Company as a Director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against liability under the provisions of this section. The Company currently does not maintain any such insurance.

     Settlement by the Company. The right of any person to be indemnified is subject always to the right of the Company by its Board of Directors, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at the expense of the Company by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

                              PART F/S FINANCIAL


                     Consolidated Financial Statements of


                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PCsupport.com, Inc.

We have audited the consolidated balance sheets of PCsupport.com, Inc. and subsidiary (a Development Stage Enterprise) as of June 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended June 30, 1999, the period from December 10, 1997 (inception) to June 30, 1998 and for the period from December 10,1997 (inception) to June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PCsupport.com, Inc. and subsidiary (a Development Stage Enterprise) as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the year ended June 30, 1999, the period from December 10, 1997 (inception) to June 30, 1998 and for the period from December 10, 1997 (inception) to June 30, 1999, in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Signed "KPMG LLP"

Chartered Accountants


Vancouver, Canada

August 20, 1999

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                          Consolidated Balance Sheets
                          (Expressed in U.S. Dollars)

                             June 30, 1999 and 1998

                                                                               1999          1998
                                                                         -----------   ----------
                     Assets

Current assets:
  Cash and cash equivalents                                              $  795,809    $       -
  Accounts receivable                                                        14,728            -
  Prepaid expenses                                                           33,950            -
  Other current assets                                                       49,256          242
                                                                         ----------    ---------

   Total current assets                                                     893,743          242

Property and equipment (note 4)                                              11,210        2,702

Intangible asset (note 5)                                                     2,697            -
                                                                         ----------    ---------

                                                                         $  907,650    $   2,944
                                                                         ==========    =========

                     Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Accounts payable and accrued liabilities                               $   68,266    $   3,710
  Convertible debt (note 6(a))                                                    -       47,729
                                                                         ----------    ---------

   Total current liabilities                                                 68,266       51,439

Stockholders' equity (deficit) (note 6):
  Common stock, $0.001 par value, authorized 100,000,000 shares;
     issued 6,007,169 shares in 1999 and 1,000,000
     shares in 1998                                                           6,007        1,000
  Additional paid-in capital                                              1,981,782      132,799
  Deferred stock compensation                                              (198,909)           -
  Deficit accumulated during the development stage                         (949,496)    (182,294)
  Treasury stock, 285,000 shares in 1999                                          -            -
                                                                         ----------    ---------

   Total stockholders' equity (deficit)                                     839,384      (48,495)
                                                                         ----------    ---------

Commitments and contingencies (note 7)
Subsequent events (note 12)

                                                                         $  907,650    $   2,944
                                                                         ==========    =========

See accompanying notes to consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                     Consolidated Statements of Operations
                          (Expressed in U.S. Dollars)


                                                                      Period from       Period from
                                                                     December 10,      December 10,
                                                                             1997              1997
                                                    Year ended     (inception) to    (inception) to
                                                  June 30, 1999     June 30, 1998     June 30, 1999
                                                  --------------   ---------------   ---------------
Revenue                                              $       99         $       -         $      99
Cost of services                                             86                 -                86
                                                     ----------         ---------         ---------

 Gross profit                                                13                 -                13
                                                     ----------         ---------         ---------

Operating expenses:
  Research and development                               17,646             2,814            20,460
  Marketing and promotion                               477,103           120,918           598,021
  General and administrative                            265,953            58,562           324,515
                                                     ----------         ---------         ---------
                                                        760,702           182,294           942,996
                                                     ----------         ---------         ---------

Loss from operations                                   (760,689)         (182,294)         (942,983)

Interest expense, net                                     6,513                 -             6,513
                                                     ----------         ---------         ---------

Loss for the period                                  $ (767,202)        $(182,294)        $(949,496)
                                                     ==========         =========         =========

Net loss per common share, basic and diluted              $(.46)            $(.22)
                                                     ==========         =========

Weighted average common shares outstanding,
   basic and diluted                                  1,659,455           857,171
                                                     ==========         =========

See accompanying notes to consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

           Consolidated Statements of Stockholders' Equity (Deficit)
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

                                                                                                                      Deficit
                                                                                                                  Accumulated
                                                                Common Shares      Additional      Deferred            During
                                                              ------------------     Paid-in         Stock        Development
                                                               Shares     Amount     Capital     Compensation           Stage
                                                              ---------   ------   -----------   -------------   ------------

Balance, December 10, 1997 (inception)                              200   $    -   $        -       $       -      $       -

Issuance of common stock for services
   in January, valued at $.13 per share                         489,800      490       65,157               -              -
Sale of common stock in January, $.13 per share                 510,000      510       67,642               -              -
Net loss                                                              -        -            -               -       (182,294)
                                                              ---------   ------   ----------    ------------    -----------
Balance, June 30, 1998                                        1,000,000    1,000      132,799               -       (182,294)

Fair value of common stock purchase warrants
   granted to creditor                                                -        -        8,407               -              -
Sale of common stock in January, approximately
   $.85 per share, net of issuance costs of $131,708            291,838      292      116,062               -              -
Issuance of common stock for services in January
   and May, valued at approximately $.85 per share               52,848       53       45,101               -              -
Conversion of note payable to common stock
   (note 6(a))                                                   66,029       66      109,977               -              -
Issuance of common stock for services in January                 63,440       63       53,861               -              -
Issuance of common stock for services in April                1,500,000    1,500      777,620        (392,356)             -
Amortization of deferred stock compensation                           -        -            -          45,247              -
Issuance of common stock for acquisition in June,
   net of acquisition costs of $46,753 (note 3)               3,033,014    3,033      886,155               -              -
Treasury stock repurchased by Company in June                         -        -     (148,200)        148,200              -
Net loss                                                              -        -            -               -       (767,202)
                                                              ---------   ------   ----------    ------------    -----------
Balance, June 30, 1999                                        6,007,169   $6,007   $1,981,782       $(198,909)     $(949,496)
                                                              =========   ======   ==========    ============    ===========

                                                                     Treasury Stock                 Total
                                                                   ------------------       Stockholders'
                                                                    Shares     Amount    Equity (Deficit)
                                                                   ---------   ------    ---------------

Balance, December 10, 1997 (inception)                                 -       $    -     $       -

Issuance of common stock for services
   in January, valued at $.13 per share                                -            -          65,647
Sale of common stock in January, $.13 per share                        -            -          68,152
Net loss                                                               -            -        (182,294)
                                                                --------       ------       ---------
Balance, June 30, 1998                                                 -            -         (48,495)

Fair value of common stock purchase warrants
   granted to creditor                                                 -            -           8,407
Sale of common stock in January, approximately
   $.85 per share, net of issuance costs of $131,708                   -            -         116,354
Issuance of common stock for services in January
   and May, valued at approximately $.85 per share                     -            -          45,154
Conversion of note payable to common stock
   (note 6(a))                                                         -            -         110,043
Issuance of common stock for services in January                       -            -          53,924
Issuance of common stock for services in April                         -            -         386,764
Amortization of deferred stock compensation                            -            -          45,247
Issuance of common stock for acquisition in June,
   net of acquisition costs of $46,753 (note 3)                        -            -         889,188
Treasury stock repurchased by Company in June                     (285,000)         -               -
Net loss                                                               -            -        (767,202)
                                                                  --------     ------       ---------
Balance, June 30, 1999                                            (285,000)    $    -       $(839,384)
                                                                  ========     ======       =========

See accompanying notes to consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                     Consolidated Statements of Cash Flows
                          (Expressed in U.S. Dollars)

                                                                                   Period from       Period from
                                                                                  December 10,      December 10,
                                                                                          1997              1997
                                                                 Year ended     (inception) to    (inception) to
                                                               June 30, 1999     June 30, 1998     June 30, 1999
                                                               --------------   ---------------   ---------------
Cash flows from operating activities:
  Loss for the period                                             $ (767,202)        $(182,294)       $ (949,496)
  Items not affecting cash:
     Depreciation and amortization                                     5,336               620             5,956
     Common stock issued in exchange
        for services                                                 486,191            65,647           551,838
     Discount on notes payable                                         8,407                 -             8,407
  Changes in operating assets and liabilities:
     Accounts receivable                                             (14,728)                -           (14,728)
     Prepaid expenses                                                (33,950)                -           (33,950)
     Other current assets                                            (49,014)             (242)          (49,256)
     Accounts payable and accrued liabilities                         64,556             3,710            68,266
                                                                  ----------         ---------        ----------

      Net cash used in operating activities                         (300,404)         (112,559)         (412,963)
                                                                  ----------         ---------        ----------

Cash flows from investing activities:
  Purchase of property and equipment                                 (13,055)           (3,322)          (16,377)
  Purchase of intangible asset                                        (3,486)                -            (3,486)
                                                                  ----------         ---------        ----------

      Net cash used in investing activities                          (16,541)           (3,322)          (19,863)
                                                                  ----------         ---------        ----------

Cash flows from financing activities:
  Proceeds from issuance of notes payable                             62,314            47,729           110,043
  Proceeds from issuance of bridge loan                               17,088                 -            17,088
  Repayment of bridge loan                                           (17,088)                -           (17,088)
  Cash acquired in acquisition                                       888,932                 -           888,932
  Net proceeds from sale of common stock                             161,508            68,152           229,660
                                                                  ----------         ---------        ----------

      Net cash provided by financing activities                    1,112,754           115,881         1,228,635
                                                                  ----------         ---------        ----------

Net increase in cash and cash equivalents                            795,809                 -           795,809

Cash and cash equivalents at beginning of period                           -                 -                 -
                                                                  ----------         ---------        ----------

Cash and cash equivalents at end of period                        $  795,809         $       -        $  795,809
                                                                  ==========         =========        ==========

Supplemental disclosure of non-cash financing activities:
Notes payable converted into common stock                         $  110,043         $       -        $  110,043
  Deferred stock compensation                                        198,909                 -           198,909
  Income taxes paid                                                        -                 -                 -
  Interest paid                                                            -                 -                 -

See accompanying notes to consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                  Notes to Consolidated Financial Statements
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

-------------------------------------------------------------------------------

1.  Nature of development stage activities:

    Mex-Trans Seafood Consulting, Inc. was incorporated in Texas on February 13, 1989 and was a holding company prior to its merger with Reconnaissance Technologies Inc. ("Reconnaissance"). In anticipation of this merger, a shell company was incorporated in Nevada in April, 1999 and Mex-Trans Seafood Consulting, Inc. was merged into it, with PCsupport.com, Inc. ("PCS"), as the surviving company. PCS has no substantive operations. In June 1999, PCS merged with Reconnaissance, with PCsupport.com, Inc. (the "Company") being the surviving corporation (note 2(a)). The Company is currently in the business of developing and commercializing support services for the personal computer market. The Company believes that its first commercial applications will be providing daily secured backup of personal computer hard-drives over the Internet, overnight laptop replacements and an aggregation of web-based computer support services.

    These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    The Company's future operations are dependent upon the market's acceptance of its services and the Company's ability to secure cost effective third party license service supply agreements. There can be no assurance that the Company's services will be able to secure market acceptance or that cost effective license and service supply agreements will exist or continue to exist. As of June 30, 1999, the Company is considered to be in the development stage as the Company has not generated significant revenues, is continuing to develop its business, and has experienced negative cash flow from operations. Operations have primarily been financed through the issuance of common stock. The Company does not have sufficient working capital to sustain operations until the end of the year ended June 30, 2000. It is management's plan to raise additional debt or equity financing, but such financing may not be available or may not be available on reasonable terms.


2.  Significant accounting policies:

    (a)  Reverse take-over and basis of presentation:

         On June 23, 1999, PCS merged with Reconnaissance, with Reconnaissance's stockholders receiving the largest number of shares and control of the Company, PCSupport.Com, Inc. Accordingly, Reconnaissance is deemed the accounting acquiror for financial statement purposes.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 2
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

-------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (a)  Reverse take-over and basis of presentation (continued):

         The acquisition is accounted for as a reverse take-over using the purchase method. The Company's historical financial statements reflect the financial position, results of operations and cash flows of Reconnaissance from the date of its incorporation on December 10, 1997 under the Company Act (British Columbia). On June 20, 1999, Reconnaissance continued its incorporation into Wyoming. The historical stockholders' equity gives effect to the shares issued to the stockholders of Reconnaissance. The results of operations of PCS are included from the date of acquisition, June 23, 1999.

    (b)  Basis of consolidation:

         These consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The financial statements include the accounts of the Company's wholly-owned subsidiary, Reconnaissance International Ltd. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

    (c)  Use of estimates:

         The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported revenues and expenses for the reporting periods. Actual results may significantly differ from these estimates.

    (d)  Contract revenue recognition:

         Earned revenue from support service contracts is recognized on the percentage-of-completion method of accounting. Contract revenues earned are recorded using the percentage of contract costs incurred to date to total estimated contract costs.

         Anticipated losses on contracts are charged to earnings as soon as such losses can be estimated. Changes in estimated profits on contracts are recognized during the period in which the change in estimate is known.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 3
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

-------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (e)  Foreign currency:

         The functional currency of the Company and its subsidiary is the United States dollar. Transactions in foreign currencies are translated to United States dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are included in the consolidated statement of operations.

    (f)  Cash and cash equivalents:

         The Company considers all short-term investments with a maturity date at purchase of three months or less to be cash equivalents.

    (g)  Property and equipment:

         Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from two to seven years.

    (h)  Major customers:

         All of the Company's revenues were from one Canadian customer for the year ended June 30, 1999.

    (i)  Income taxes:

         The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

         Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

         Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 4
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (j)  Research and development:

         Research and development costs are expensed when incurred.

    (k)  Net loss per share:

         Basic earnings per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share is the same.

         Excluded from the computation of diluted loss per share for the year ended June 30, 1999 are warrants to purchase 311,838 shares of common stock because their effects would be anti-dilutive. Also excluded from the computation of diluted earnings per share for the period from December 10, 1997 (inception) to June 30, 1998 are 40,528 shares of potential common stock resulting from the assumed conversion of the convertible notes payable because their effects would be anti-dilutive.

    (l)  Stock-based compensation:

         The Company accounts for its stock-based compensation arrangement in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense under fixed plans would be recorded on the date of grant only if the fair value of the underlying stock at the date of grant exceeded the exercise price. The Company recognizes compensation expense for stock options, common stock and other equity instruments issued to non-employees for services received based upon the fair value of the services or equity instruments issued, whichever is more reliably determined. This information is presented in note 6(b)(ii).

         SFAS No. 123, Accounting for Stock Based Compensation, required entities that continue to apply the provision of APB Opinion No. 25 for transactions with employees to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied to these transactions.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 5
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

-------------------------------------------------------------------------------

3.  Acquisitions:

    In June, 1999, PCS merged with Reconnaissance. The acquisition was a reverse take-over with Reconnaissance being the deemed accounting acquiror for financial statements purposes.

    The acquisition was recorded using the purchase method. Net assets acquired through the issuance of common stock consisted of cash and cash equivalents with a fair value of $935,685. Cash and cash equivalents held by PCS were obtained through a private placement which was contingent on this acquisition being completed. Acquisition related costs of $46,753 were incurred and were recorded as a decrease in the acquisition amount carried in stockholders' equity.

    The following table reflects unaudited proforma information which combines the operations PCS and Reconnaissance for the year ended June 30, 1999 and the period from December 10, 1997 (inception) to June 30, 1998 as if the acquisition of PCS had taken place at the beginning of the period. There were no proforma adjustments required in combining this information of these two entities. This proforma information does not reflect any non-recurring charges or credits directly attributable to the transaction. This proforma information does not purport to be indicative of the revenues and net loss that could have resulted had the acquisition been in effect for the period presented and is not intended to be a projection of future results or trends.

--------------------------------------------------------------------------
                                                               Period from
                                                              December 10,
                                                                      1997
                                               Year ended   (inception) to
                                                 June 30,         June 30,
                                                     1999             1998
--------------------------------------------------------------------------

Revenue                                         $      99        $       -
Cost of service                                        86                -
--------------------------------------------------------------------------

Gross profit                                           13                -

Expenses
 Research and development                          17,646            2,814
 Marketing and promotion                          477,103          120,918
 General and administrative                       317,685           63,562
 Interest, net                                      6,513                -
--------------------------------------------------------------------------

Net loss for the period                         $(818,947)       $(187,294)
--------------------------------------------------------------------------

Net loss per share                                 $(0.14)       $   (0.04)
--------------------------------------------------------------------------

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 6
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

-------------------------------------------------------------------------------

4.  Property and equipment:

    Property and equipment consists of the following:

                                                    June 30,
                                                ----------------
                                                 1999       1998
                                                -------  -------

    Computer equipment                          $14,173   $2,295
    Furniture and office equipment                1,584    1,027
                                                -------   ------
                                                 15,757    3,322
    Less accumulated depreciation                 4,547      620
                                                -------   ------

                                                $11,210   $2,702
                                                =======   ======

5.  Intangible asset:

    Intangible assets includes the cost of acquiring the Company's World Wide Web domain name and is amortized straight line over a three year period.


6.  Stockholders' equity:

    (a)  Convertible notes payable:

         The Company had outstanding a $47,729 convertible note payable to a shareholder at June 30, 1998 and was advanced an additional $62,314 between July, 1998 and January, 1999. The notes were non-interest bearing and were converted into 66,029 shares of common stock in January, 1999.

    (b)  Stock options, stock-based compensation and share-purchase warrants:

         i)  Stock options

             In 1999, the Company adopted a fixed stock option plan that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees, and consultants to acquire shares of the Company's common stock.

             The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and the vesting schedule. The exercise price for qualified incentive stock options shall not be less than the fair market value of the underlying stock at the date of grant, and have terms no longer than five years from the date of grant. As of June 30, 1999, no options have been granted under the plan.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 7
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

    (b) Stock options, stock-based compensation and share-purchase warrants (continued):

         ii)  Stock-based compensation

              In January, 1998, the Company recorded non-cash compensation expense of $65,647 related to the sale of 489,800 common shares at $.01 per share to certain stockholders and officers of the Company. The fair value of the common shares was estimated at $.13 per share at the time of the transaction.

              In January, 1999, the Company recorded non-cash interest expense of $8,407 related to the issuance of warrants to purchase 20,000 shares of common stock. The warrants are exerciseable immediately at an exercise price of $.85 per share and expire in January, 2000. The fair value of the warrants granted is estimated using the Black-Scholes option pricing model with the following assumptions: Expected volatility of 70%, risk-free interest rate of 4.8%, expected life of 3 years, and a 0% dividend yield.

              In January, 1999, the Company issued 52,848 shares of common stock in exchange for services relating to share issuance. The fair value of these services was estimated based upon the estimated fair value of the shares at $.85 per share or $45,154. The costs were deducted from the additional paid-in capital from the sale of common stock in January, 1999.

              In January, 1999, the Company recorded non-cash compensation expense of $53,924 related to the issuance of 63,440 shares of common stock to certain stockholders and officers of the Company. The fair value of the shares was estimated at $.85 per share at the time of the transaction.

              In April, 1999, the Company recorded non-cash compensation expense and deferred compensation expense of $631,800 related to the issuance of 1,500,000 shares of common stock at no cost certain officers and stockholders. The value of the shares was estimated at $.52 per share. A certain portion of these shares are subject to vesting over a period of time. Compensation expense relating to these shares were recorded as deferred stock compensation to be amortized over their respective vesting periods. In June, 1999, the Company repurchased 285,000 common shares at $0.001 per share and recorded the transaction as shares held in treasury as of June 30, 1999.

              Pursuant to an agreement dated July 31, 1999, the Company has the option to re-purchase certain shares held by executive officers if their employment ceases with the Company prior to January 1, 2002 at a price of $0.01 per share.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 8
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

         iii)  Share purchase warrants:

                                                                   Outstanding warrants
                                                               -----------------------------
  Expiry dates             Exercise price per share            June 30, 1999   June 30, 1998
  ------------             ------------------------            -------------   -------------
  January, 2000 (6ii)                 $0.85                           20,000         -
  various (a)                         $0.85                          291,838         -
                                                                     -------   -------------
                                                                     311,838         -
                                                                     =======   =============

               (a) Between January 26, 1999 and February 18, 1999, the Company issued warrants which are exercisable at $0.85 per share for a period expiring three months after the completion of an initial public offering by the Company of its common shares at a price per share of $0.85 prior to July 18, 1999 and $1.34 per share thereafter. If the Company completes a financing of common shares for gross proceeds in excess of $400,000 Cdn. prior to the expiry of the warrants and the common shares are sold in excess of the exercise price, the warrant exercise price will increase to the offering price per share if the warrants are exercised within 10 days.

    (c)  Reverse stock split:

         In June 1999, the Company authorized a 1-for-5 reverse stock split of the Company's common stock. All share and per share information has been adjusted for all periods presented to reflect the reverse stock split.


7.  Operating leases:

    The Company leases office facilities in British Columbia under an operating lease agreement that expires November, 2002. Rent under the agreement increases 20% and 8.3% after the first and second years, respectively. Minimum lease payments under operating leases are as follows:


               2000                                     $178,278
               2001                                      351,732
               2002                                      381,039
               2003                                      158,766

    Rent expense totalled $9,587 and $7,273 for the year ended June 30, 1999 and the period from December 10, 1997 (inception) to June 30, 1998, respectively.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 9
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

-------------------------------------------------------------------------------

8.  Deferred tax assets and liabilities:


                                                                       June 30,
                                                               ---------------------
                                                                 1999         1998
                                                               --------     --------
 Deferred tax assets:
  Operating loss carry forward                                 $ 228,000    $ 56,000
  Share issue costs and other                                     46,500         300
                                                               ---------    --------

 Total deferred tax assets before valuation allowance            274,500      56,300
 Valuation allowance                                            (274,500)    (56,300)
                                                               ---------    --------

 Net deferred tax assets                                       $       -    $      -
                                                               =========    ========

    Management believes that it is not more likely than not that it will create sufficient taxable income sufficient to realize its deferred tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of deferred tax liabilities. Due to its losses, the Company has no income tax expense.

    The Company has operating loss carryforwards for income tax purposes at June 30, 1999 of approximately $530,000 (1998 - $123,000). Operating losses begin to expire in fiscal year 2002.


9.  Financial instruments:

    (a)  Fair values:

         The Company regularly invests funds in excess of its immediate needs in money market accounts. The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their financial statement carrying amounts due to the short-term maturities of these instruments. The carrying amount of notes payable approximates fair value since they have a short-term to maturity.

    (b)  Foreign currency risk:

         The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 10
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

10.  Related party transactions:

     In December, 1997, the Company entered into a contract with stockholders to provide the duties of President and of Chief Technical Officer. This contract was subsequently amended and restated on June 23, 1999. The contract expires in December 1999, with a twelve month renewal option. The Company incurred cash compensation expense of $88,204 and $41,564 and non-cash compensation expense of $302,548 and $58,776 during the year ended June 30, 1999, and the period from December 10, 1997 (inception), to June 30, 1998, respectively.

     In 1999, the Company has entered into a contract with a consulting company owned by a stockholder to provide the duties of Chief Financial Officer. The Company incurred cash compensation expense of $19,686 and non-cash compensation expense of $32,987 during the year ended June 30, 1999.


11.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is currently working on their Year 2000 preparations. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


12.  Subsequent events

     Subsequent to year-end, the Company granted 430,750 stock options to officers, directors and employees with an exercise price of $1.00 per share.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                      Interim Consolidated Balance Sheets
                          (Expressed in U.S. Dollars)

                                                                      September 30,     June 30,
                                                                           1999           1999
                                                                      --------------   -----------
                                                                        (unaudited)

                     Assets
Current assets:
  Cash and cash equivalents                                             $   255,770    $  795,809
  Accounts receivable                                                        50,239        14,728
  Prepaid expenses                                                            2,853        33,950
  Other current assets                                                       24,357        49,256
                                                                        -----------    ----------

   Total current assets                                                     333,219       893,743

Property and equipment                                                      102,756        11,210

Intangible asset                                                              2,419         2,697
                                                                        -----------    ----------

                                                                        $   438,394    $  907,650
                                                                        ===========    ==========

                     Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities                              $    89,486    $   68,266

Stockholders' equity (note 3):
  Common stock, $0.001 par value, authorized 100,000,000 shares;
     issued 6,075,569 shares at September 30 and 6,007,169
     shares at June 30, 1999                                                  6,076         6,007
  Additional paid-in capital                                              2,114,205     1,981,782
  Deferred stock compensation                                              (159,417)     (198,909)
  Deficit accumulated during the development stage                       (1,611,956)     (949,496)
  Treasury stock, 285,000 shares in 1999                                          -             -
                                                                        -----------    ----------

   Total stockholders' equity                                               348,908       839,384
                                                                        -----------    ----------

                                                                        $   438,394    $  907,650
                                                                        ===========    ==========

See accompanying notes to interim consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                 Interim Consolidated Statements of Operations
                          (Expressed in U.S. Dollars)

                                                                                  Period from
                                                                                 December 10,
                                                                                         1997
                                                        Three months ended     (inception) to
                                                           Septembr 30,         September 30,
                                                            1999          1998           1999
                                                      ------------------------    -----------
                                                             (unaudited)          (unaudited)

Revenue                                               $      706    $        -    $       805
Cost of services                                             710             -            796
                                                      ----------    ----------    -----------

 Gross profit                                                 (4)            -              9
                                                      ----------    ----------    -----------

Operating expenses:
  Research and development                               225,221         1,650        245,681
  Marketing and promotion                                226,813         1,650        825,897
  General and administrative                             218,275        35,678        541,727
                                                      ----------    ----------    -----------
                                                         670,309        38,978      1,613,305
                                                      ----------    ----------    -----------

Loss from operations                                    (670,313)      (38,978)    (1,613,296)

Interest income, net                                       7,853             -          1,340
                                                      ----------    ----------    -----------

Loss for the period                                   $ (662,460)   $  (38,978)   $(1,611,956)
                                                      ==========    ==========    ===========

Net loss per common share, basic and diluted              $(0.11)       $(0.04)        $(0.79)
                                                      ==========    ==========    ===========

Weighted average common shares outstanding,
 basic and diluted                                     6,029,969     1,000,000      2,041,444
                                                      ==========    ==========    ===========

See accompanying notes to interim consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
      Interim Consolidated Statements of Stockholders' Equity (Unaudited)
                          (Expressed in U.S. Dollars)
                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

                                                                                                                    Deficit
                                                                                                                  Accumulated
                                                                 Common Shares       Additional     Deferred         During
                                                               ------------------     Paid-in         Stock       Development
                                                                Shares     Amount     Capital     Compensation       Stage
                                                               ---------   ------   -----------   -------------   ------------

Balance, December 10, 1997 (inception)                               200   $    -   $        -       $       -    $         -

Issuance of common stock for services
   in January, valued at $.13 per share                          489,800      490       65,157               -              -
Sale of common stock in January, $.13 per share                  510,000      510       67,642               -              -
Net loss                                                               -        -            -               -       (182,294)
                                                               ---------   ------   ----------    ------------    -----------

Balance, June 30, 1998                                         1,000,000    1,000      132,799               -       (182,294)

Fair value of common stock purchase warrants
   granted to creditor                                                 -        -        8,407               -              -
Sale of common stock in January, approximately
   $.85 per share, net of issuance costs of $131,708             291,838      292      116,062               -              -
Issuance of common stock for services in January
   and May, valued at approximately $.85 per share                52,848       53       45,101               -              -
Conversion of note payable to common stock                        66,029       66      109,977               -              -
Issuance of common stock for services in January                  63,440       63       53,861               -              -
Issuance of common stock for services in April                 1,500,000    1,500      777,620        (392,356)             -
Amortization of deferred stock compensation                            -        -            -          45,247              -
Issuance of common stock for acquisition in June,
   net of acquisition costs of $46,753                         3,033,014    3,033      886,155               -              -
Treasury stock repurchased by Company in June                          -        -     (148,200)        148,200              -
Net loss                                                               -        -            -               -       (767,202)
                                                               ---------   ------   ----------    ------------    -----------
Balance, June 30, 1999                                         6,007,169    6,007    1,981,782        (198,909)      (949,496)

Exercise of warrants in July                                      68,400       69       58,197               -              -
Fair value of options issued to employees and consultants              -        -       74,226               -              -
Amortization of deferred stock compensation                            -        -            -          39,492              -
Net loss                                                               -        -            -               -       (662,460)
                                                               ---------   ------   ----------    ------------    -----------

Balance, September 30, 1999                                    6,075,569   $6,076   $2,114,205       $(159,417)   $(1,611,956)
                                                               =========   ======   ==========    ============    ===========


                                                                           Treasury Stock               Total
                                                                        -------------------     Stockholders'
                                                                          Shares     Amount            Equity
                                                                        ---------    ------            ------

Balance, December 10, 1997 (inception)                                            -   $     -       $       -

Issuance of common stock for services
   in January, valued at $.13 per share                                           -         -          65,647
Sale of common stock in January, $.13 per share                                   -         -          68,152
Net loss                                                                          -         -        (182,294)
                                                                           --------    ------       ---------

Balance, June 30, 1998                                                            -         -         (48,495)

Fair value of common stock purchase warrants
   granted to creditor                                                            -         -           8,407
Sale of common stock in January, approximately
   $.85 per share, net of issuance costs of $131,708                              -         -         116,354
Issuance of common stock for services in January
   and May, valued at approximately $.85 per share                                -         -          45,154
Conversion of note payable to common stock                                        -         -         110,043
Issuance of common stock for services in January                                  -         -          53,924
Issuance of common stock for services in April                                    -         -         386,764
Amortization of deferred stock compensation                                       -         -          45,247
Issuance of common stock for acquisition in June,
   net of acquisition costs of $46,753                                            -         -         889,188
Treasury stock repurchased by Company in June                              (285,000)        -               -
Net loss                                                                          -         -        (767,202)
                                                                           --------    ------       ---------
Balance, June 30, 1999                                                     (285,000)        -         839,384

Exercise of warrants in July                                                      -         -          58,266
Fair value of options issued to employees and consultants                         -         -          74,226
Amortization of deferred stock compensation                                       -         -          39,492
Net loss                                                                          -         -        (662,460)
                                                                           --------    ------       ---------

Balance, September 30, 1999                                                (285,000)   $    -       $ 348,908
                                                                           ========    ======       =========

See accompanying notes to interim consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                 Interim Consolidated Statements of Cash Flows
                          (Expressed in U.S. Dollars)

                                                                                                        Period from
                                                                                                  December 10, 1997
                                                                         Three months ended          (inception) to
                                                                            September 30,             September 30,
                                                                       1999                1998                1999
                                                               -------------------------------------   ------------
                                                                              (unaudited)               (unaudited)
Cash flows from operating activities:
  Loss for the period                                                   $(662,460)         $(38,978)   $(1,611,956)
  Items not affecting cash:
     Depreciation and amortization                                          9,649               366         15,605
     Stock options issued to employees
        and consultants                                                    74,226                 -         74,226
     Common stock issued in exchange
        for services                                                            -                 -        506,591
     Amortization of deferred stock
        compensation                                                       39,492                           84,739
     Discount on notes payable                                                  -                 -          8,407
  Changes in operating assets and liabilities:
     Accounts receivable                                                  (35,511)           (1,608)       (50,239)
     Prepaid expenses                                                      31,097                 -         (2,853)
     Other current assets                                                  24,899               242        (24,357)
     Accounts payable and accrued liabilities                              21,220            21,133         89,486
                                                                        ---------          --------    -----------

      Net cash used in operating activities                              (497,388)          (18,845)      (910,351)
                                                                        ---------          --------    -----------

Cash flows from investing activities:
  Purchase of property and equipment                                     (100,917)             (290)      (117,294)
  Purchase of intangible asset                                                  -                 -         (3,486)
                                                                        ---------          --------    -----------

      Net cash used in investing activities                              (100,917)           (1,260)      (120,780)
                                                                        ---------          --------    -----------

Cash flows from financing activities:
  Proceeds from issuance of notes payable                                       -            19,135        110,043
  Proceeds from issuance of bridge loan                                         -                 -         17,088
  Repayment of bridge loan                                                      -                 -        (17,088)
  Cash acquired in acquisition                                                  -                 -        888,932
  Proceeds from exercise of share
     purchase warrants                                                     58,266                 -         58,266
  Net proceeds from sale of common stock                                        -                 -        229,660
                                                                        ---------          --------    -----------

        Net cash provided by financing activities                          58,266            19,135      1,286,901
                                                                        ---------          --------    -----------

Net increase (decrease) in cash and cash
   equivalents                                                           (540,039)                -        255,770

Cash and cash equivalents at beginning of period                          795,809                 -              -
                                                                        ---------          --------    -----------

Cash and cash equivalents at end of period                              $ 255,770          $      -    $   255,770
                                                                        =========          ========    ===========
Supplemental disclosure of non-cash financing activities:
  Notes payable converted into common stock                             $       -          $      -    $   110,043
  Deferred stock compensation                                                   -                 -        159,417

See accompanying notes to interim consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Interim Consolidated Financial Statements
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

--------------------------------------------------------------------------------

1.  Nature of development stage activities:

    Mex-Trans Seafood Consulting, Inc. was incorporated in Texas on February 13, 1989 and was a holding company prior to its merger with Reconnaissance Technologies Inc. ("Reconnaissance"). In anticipation of the merger, a shell company was incorporated in Nevada in April, 1999 and Mex-Trans Seafood Consulting, Inc. was merged into it, with PCsupport.com, Inc. ("PCS"), as the surviving company. PCS had no substantive operations. In June 1999, PCS merged with Reconnaissance, with PCsupport.com, Inc. (the "Company") being the surviving corporation (note 2(a)). The Company is currently in the business of developing and commercializing support services for the personal computer market. The Company believes that its first commercial applications will be providing daily secured backup of personal computer hard-drives over the Internet, overnight laptop replacements and an aggregation of web-based computer support services.

    These interim consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    The Company's future operations are dependent upon the market's acceptance of its services and the Company's ability to secure cost effective third party license service supply agreements. There can be no assurance that the Company's services will be able to secure market acceptance or that cost effective license and service supply agreements will exist or continue to exist. As of September 30, 1999, the Company is considered to be in the development stage as the Company has not generated significant revenues, is continuing to develop its business, and has experienced negative cash flow from operations. Operations have primarily been financed through the issuance of common stock. The Company does not have sufficient working capital to sustain operations until September 30, 2000. It is management's plan to raise additional debt or equity financing, but such financing may not be available or may not be available on reasonable terms.

2.  Basis of presentation:

    (a)  Reverse take-over and basis of presentation:

         On June 23, 1999, PCS merged with Reconnaissance, with Reconnaissance's stockholders receiving the largest number of shares and control of the Company, PCSupport.Com, Inc. Accordingly, Reconnaissance is deemed the accounting acquiror for financial statement purposes.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

          Notes to Interim Consolidated Financial Statements, page 2
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

--------------------------------------------------------------------------------

2.  Basis of presentation (continued):

    (a)  Reverse take-over and basis of presentation (continued):

         The acquisition is accounted for as a reverse take-over using the purchase method. The Company's historical financial statements reflect the financial position, results of operations and cash flows of Reconnaissance from the date of its incorporation on December 10, 1997 under the Company Act (British Columbia). On June 20, 1999, Reconnaissance continued its incorporation into Wyoming. The historical stockholders' equity gives effect to the shares issued to the stockholders of Reconnaissance. The results of operations of PCS are included from the date of acquisition, June 23, 1999.

    (b)  Basis of consolidation:

         These interim consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The interim financial statements include the accounts of the Company's wholly-owned subsidiary, Reconnaissance International Ltd. and all adjustments, consisting solely of normal recurring adjustments, which in management's opinion are necessary for a fair presentation of the financial results for the interim periods. The financial statements have been prepared consistent with the accounting policies described in the Company's Annual Report in Form 10-KSB filed with the Securities and Exchange Commission for the year ended June 30, 1999 and should be read in conjunction therewith. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

    (c)  Use of estimates:

         The preparation of interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported revenues and expenses for the reporting periods. Actual results may significantly differ from these estimates.

    (d)  Net loss per share:

         Basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share is the same.

         Excluded from the computation of diluted loss per share for the three months ended September 30, 1999 are warrants to purchase 243,438 (September 30, 1998 - nil) shares of common stock and options to purchase 527,950 (September 30, 1998 - nil) shares of common stock because their effects would be anti-dilutive.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

          Notes to Interim Consolidated Financial Statements, page 2
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

-------------------------------------------------------------------------------

2.  Basis of presentation (continued):

    (d)  Net loss per share (continued):

         Excluded from the computation of diluted loss per share for the three months ended September 30, 1998 are 39,787 shares of potential common stock resulting from the assumed conversion of convertible notes payable because their effects would be anti-dilutive.

3.  Stockholders' equity:

    (a)  Stock options and stock-based compensation:

         On July 2, 1999, the Company adopted a fixed stock option plan that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees, and consultants to acquire shares of the Company's common stock.

         The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and the vesting schedule. The exercise price for qualified incentive stock options shall not be less than the fair market value of the underlying stock at the date of grant, and have terms no longer than five years from the date of grant.

         Between July 2 and September 30, 1999, the Company recorded non-cash compensation expense of $74,226 related to the issuance of options to purchase 527,950 shares of common stock to employees and consultants. The options have exercise prices ranging from $1.00 to $2.00 and have a vesting period ranging from immediate up to 36 months.


    (b)  Warrants
                                                             Outstanding warrants
                                                     -----------------------------------
          Expiry dates     Exercise price per share   September 30, 1999   June 30, 1999
          -----------     ------------------------   ------------------   --------------
           January, 2000            $0.85                   20,000             20,000

           various (i)              $1.34                  223,438            291,838
                                                           -------            -------
                                                           243,438            311,838
                                                           =======            =======



         (i) Between January 26, 1999 and February 18, 1999, the Company issued warrants to purchase 291,838 shares of common stock which are exercisable at $0.85 per share for a period expiring three months after the completion of an initial public offering by the Company of its common shares at a price per share of $0.85 prior to July 18, 1999 and $1.34 per share thereafter. If the Company completes a financing of common shares for gross proceeds in excess of $400,000 Cdn. prior to the expiry of the warrants and the common shares are sold in excess of the exercise price, the warrant exercise price will increase to the offering price per share if the warrants are not exercised within 10 days.

              In July, 1999, warrants to purchase 68,400 common shares at $0.85 were exercised.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

          Notes to Interim Consolidated Financial Statements, page 6
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

-------------------------------------------------------------------------------


4.  Uncertainty due to the Year 2000 Issue:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is currently working on their Year 2000 preparations. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                   PART III

ITEM 1. INDEX TO EXHIBITS


Exhibit Number Description
-------------- -----------
2.1            Articles of Incorporation of the Company dated as of April 5, 1999.*

2.2            Articles/Certificate of Merger of the Company dated as of April 5, 1999.*

2.3            Certificate of Correction of the Company dated as of June 2, 1999.*

2.4            Articles of Merger of the Company dated as of June 21, 1999.*

2.5            Bylaws of the Company.*

3.1            Form of Warrant issued to former RTI warrantholders in connection with the
               Merger.*

3.2            Form of Warrant issued to Advanced in connection with the Merger.*

5.1            Plan of Reorganization and Merger dated as of May 5, 1999 between the
               Company and RTI.*

5.2            Contract for Services dated as of June 23, 1999 between the Company and The
               Dromond Technologies Group.*

5.3            Consulting Contract dated as of April 1, 1999 between RTI and Strategic
               Catalysts Inc.*

5.4            Employment and Consulting Contract dated as of July 9, 1999 between the
               Company and Clifford Rowlands.*

5.5            Service Supply Agreement dated as of June 8, 1998 between RTI and
               StorageTek Canada Inc.*

5.6            Service Contract dated as of April 1, 1999 between the Company and Unisys of Canada Inc.*

5.7            Letter of Intent dated as of October 6, 1999 between the Company and Go
               Figure Technology Inc.*

5.8            Agreement dated as of June 21, 1999 between the Company and Communicate.com
               Inc.*

5.9            Directors, Officers and Employee Stock Option Plan approved on
               July 2, 1999.*

5.10           Stock Option Agreement dated as of June 28, 1999 between the Company and Michael McLean.*

5.11           Stock Option Agreement dated as of June 28, 1999 between the Company and Steve Macbeth.*

5.12           Stock Option Agreement dated as of June 28, 1999 between the Company and David Rowat.*

5.13           Stock Option Agreement dated as of June 15, 1999 between the Company and Clifford Rowlands.*

5.14           Stock Option Agreement dated as of June 28, 1999 between the Company and Benjamin Catalano.*

5.15           Stock Pooling and Escrow Agreement dated as of July 31, 1999 among the
               Company, Advanced Financial Services Inc., Alan Ackerman, David
               Rowat, Clifford Rowlands, Michael McLean, Steve Macbeth, The
               Dromond Group Ltd., and Owen, Bird.*


5.16           Offer to Sub-Lease dated as of April 22, 1999 among Electronic Arts
               (Canada), Inc., RTI, and Beutel Goodman Real Estate Group.*

5.17           Lease dated as of March, 26, 1992 between The Canada Life Assurance Company and Osiware Inc.*

5.18           Assignment Agreement dated as of July 29, 1997 among Infonet Software
               Solutions Inc., Electronic Arts (Canada), Inc., and 547495
               Ontario Limited.*

5.19           Consulting Agreement dated as of September 1, 1999 between the Company and
               Irwin Olian.*

5.20           Consulting Contract dated as of August 6, 1999 between the Company and M.A.
               Levy & Assoc.*

5.21           Consulting Agreement dated as of June 1, 1998 between RTI and Rick Mark &
               Associates.*

5.22           First Amendment to Consulting Agreement dated as of January 25, 1999 between RTI and Rick Mark & Associates.*

5.23           Mutual Release dated as of May 19, 1999 between RTI and Rick Mark &
               Associates.*

5.24           Letter dated as of May 20, 1999 from RTI to Rick Mark & Associates giving notice of termination.*

5.25           Employment Agreement effective January 1, 2000 between the Company and
               Steve Macbeth.

5.26           Employment Agreement effective January 1, 2000 between the Company and
               David Rowat.

5.27           Termination Letter dated as of December 31, 1999 from the Company to SCI.

5.28           Employment Agreement dated as of November 17, 1999 between the Company and
               Bruce McDonald.

5.29           Directors, Officers and Employee Stock Option Plan as amended on November
               30, 1999.

5.30           Engagement Letter dated as of October 6, 1999 between the Company and
               Sitrick and Company.

5.31           Engagement Letter dated as of December 21, 1999 between the Company and ICE
               Holdings North America, L.L.C.

5.32           Service Agreement dated as of January 7, 2000 between the Company and Go
               Figure Technology, Inc.

5.33           Agreement to Convert Notes Into Stock and Warrants dated as of January 11,
               2000 between the Company and CGTF, LLC.


5.34           Warrant issued on January 11, 2000 to CGTF, LLC.

5.35           Revolving Credit Agreement dated as of January 11, 2000 between the Company and ICE Holdings North America, L.L.C.

5.36           Form of Security Agreement between the Company and ICE Holdings North
               America, L.L.C. to be entered into upon first draw down under
               Revolving Credit Agreement.

5.37           Form of "A" Warrant to be issued to ICE Holdings North America, L.L.C. upon draw down under Revolving Credit Agreement.

5.38           Form of "B" Warrant to be issued to ICE Holdings North America, L.L.C. upon draw down under Revolving Credit Agreement.

27             Financial Data Schedule**

*Previously filed in the Company's Form 10-SB filed on October 18, 1999.

**Previously filed in the Company's Amendment No. 1 to Form 10-SB filed on November 23, 1999.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PCSupport.com, Inc.
--------------------------------------------------------------------------------
                                 (Registrant)


Date:  January 12, 2000


By:       /s/ Michael G. McLean
----------------------------------------------------------
          Michael G. McLean
          President and Chief Executive Officer